Exhibit 2.1

EXECUTION COPY

AGREEMENT AND PLAN OF MERGER

BY AND AMONG

ENDO PHARMACEUTICALS HOLDINGS INC.

BTB PURCHASER INC.

AND

INDEVUS PHARMACEUTICALS, INC.

DATED AS OF JANUARY 5, 2009

i

EXHIBIT A	—	Conditions of the Offer
EXHIBIT B	—	Form of Nebido Contingent Cash Consideration Agreement
EXHIBIT C	—	Form of Octreotide Contingent Cash Consideration Agreement

INDEX OF DEFINED TERMS

2008 ESPP	11
409A Authorities	35
Affiliate	73
Agreement	1
Associate	73
CERCLA	37
Certificate of Merger	9
Certificates	13
Cleanup	68
Closing	9
Closing Date	9
Code	5
Commonly Controlled Entity	33
Company	1
Company Adverse Recommendation Change	53
Company Benefit Agreements	33
Company Benefit Plans	33
Company Board	1
Company Bylaws	16
Company Certificate of Incorporation	16
Company Common Stock	1
Company Disclosure Letter	15
Company Filed SEC Report	21
Company Financial Statements	22
Company IP	69
Company Licensed IP	68
Company Material Adverse Effect	73
Company Material Contract	29
Company Notice of Adverse Recommendation	53
Company Option	17
Company Organizational Documents	16
Company Owned IP	69
Company Participant	28
Company Partner	25
Company Pension Plan	32
Company Pension Plans	32
Company Permits	21
Company Preferred Stock	17
Company SEC Reports	21
Company Stock Plans	17
Company Stock Rights	17
Company Stockholder Approval	19
Company Stockholders’ Meeting	56
Company Subsidiaries	18
Company Subsidiary	18

Company Takeover Proposal	52
Company Termination Fee	64
Company Welfare Plan	32
Company Welfare Plans	32
Competition Laws	50
Confidentiality Agreement	48
Contingent Cash Consideration Agreements	69
Contingent Cash Consideration Payments	69
Contract	69
Core Product	69
Covered Employees	57
D&O Insurance	55
DGCL	1
Dissenting Shares	15
Effective Time	9
EMEA	20
Environmental Laws	69
Environmental Permits	69
ERISA	32
Exchange Act	2
Exchange Agent	12
Exchange Fund	12
FDA	20
FDCA	21
FIRPTA Certificate	70
GAAP	22
Good Clinical Practices	70
Good Laboratory Practices	70
Good Manufacturing Practices	70
Governmental Entity	20
Hazardous Substances	70
HSR Act	3
Hydron Impeding Event	71
Hydron Technology	71
IND	71
Independent Directors	7
Intellectual Property	71
IP Contract	38
Judgments	61
known to Company	74
known to Parent	74
Law	19
Liability	22
Liens	18
Litigation	29
Merger	1

v

Merger Consideration	10
Merger Sub	1
Merger Sub Common Stock	10
Nasdaq	3
NDA	71
Nebido	72
Nebido Contingent Cash Consideration Agreement	72
Nebido Contingent Cash Consideration Payment	72
Nebido Transition Team	56
Nebido Transition Team Employment Period	56
New Plan	58
Nonqualified Deferred Compensation Plan	35
Octreotide	72
Octreotide Contingent Cash Consideration Agreement	72
Octreotide Contingent Cash Consideration Payment	72
Octreotide Contingent Stock Rights Agreement	59
Offer	1
Offer Closing	4
Offer Closing Date	4
Offer Conditions	2
Offer Documents	4
Offer Price	1
Order	19
Outside Date	61
Parent	1
Parent Filed SEC Report	43
Parent Financial Statements	43
Parent Material Adverse Effect	74
Parent SEC Reports	43
Paying Agent	5
Per Share Paid Value	72
Performance Share Award	11
Person	73
Primary Company Executives	28
Product IP	72
Products	72
Products Contract	31
Proxy Statement	55
Regulatory Authority	20
Regulatory Authorizations	73
Release	73
Representatives	73
Requisite Short-Form Merger Shares	7
Sarbanes-Oxley Act	21
Schedule 14D-9	5
Schedule TO	4

SEC	3
Securities Act	8
Stent Contingent Stock Rights Agreement	59
Stockholder Tender Agreements	2
Subsidiary	74
Superior Proposal	53
Supprelin	73
Surviving Corporation	9
Takeover Statute	5
Tax Return	28
Taxes	27
to the knowledge of Parent	74
to the knowledge of the Company	74
Top-Up Option	7
Top-Up Shares	7
Transaction Agreements	2
Transition Committee	49
Transition Plan	49
Uncertificated Shares	13
Valuation Point	73
WARN Act	58

AGREEMENT AND PLAN OF MERGER

THIS AGREEMENT AND PLAN OF MERGER (this “Agreement”), dated as of January 5, 2009, is by and among Endo Pharmaceuticals Holdings Inc., a Delaware corporation (“Parent”), BTB Purchaser Inc. a Delaware corporation and a direct, wholly-owned Subsidiary of Parent (“Merger Sub”), and Indevus Pharmaceuticals, Inc., a Delaware corporation (the “Company”).

W I T N E S S E T H:

WHEREAS, Parent desires to acquire the Company on the terms and subject to the conditions set forth in this Agreement;

WHEREAS in furtherance of the acquisition of the Company by Parent, Parent proposes to cause Merger Sub to commence an offer (as it may be amended from time to time as permitted under this Agreement, the “Offer”) to purchase all of the outstanding shares of common stock, par value $0.001 per share, of the Company (“Company Common Stock”) at a price per share of Company Common Stock of (1) $4.50, net to the seller in cash, without interest, (2) the contractual right to receive one or more Nebido Contingent Cash Consideration Payments (as defined in Section 9.14(v)) and (3) the contractual right to receive an Octreotide Contingent Cash Consideration Payment (as defined in Section 9.14(x)) (the aggregate consideration referred to in (1), (2) and (3), or any other consideration per share paid pursuant to the Offer, the (“Offer Price”), upon the terms and subject to the conditions set forth in this Agreement;

WHEREAS it is proposed that, on the terms and subject to the conditions set forth in this Agreement, following the consummation of the Offer, Merger Sub shall, in accordance with the General Corporation Law of the State of Delaware (the “DGCL”), merge with and into the Company (the “Merger”), pursuant to which each share of Company Common Stock, other than (i) shares of Company Common Stock directly or indirectly owned by Parent, Merger Sub or the Company and (ii) Dissenting Shares (as defined in Section 3.3), will be converted into the right to receive the Merger Consideration (as defined in Section 3.1(a));

WHEREAS the board of directors of the Company (the “Company Board”) has unanimously (i) determined that the Offer, the Merger, this Agreement and the other transactions contemplated hereby are advisable, fair to and in the best interests of the stockholders of the Company, (ii) adopted and approved this Agreement and determined the transactions contemplated hereby, including the Offer and the Merger, are advisable, fair to and in the best interest of the stockholders of the Company and (iii) resolved to recommend acceptance of the Offer and, if required, approval of the Merger by its stockholders;

WHEREAS, the Board of Directors of Merger Sub has approved and declared it advisable for Merger Sub to enter into this Agreement providing for the Offer and the Merger, upon the terms and subject to the conditions set forth herein;

WHEREAS, the Board of Directors of Parent has approved this Agreement, the Offer and the Merger and Parent, in its capacity as the sole stockholder of Merger Sub, has approved this Agreement, the Offer and the Merger upon the terms and subject to the conditions set forth herein;

WHEREAS, concurrently with the execution and delivery of this Agreement, Parent and Merger Sub have entered into an agreement with each of Glenn L. Cooper, M.D., Michael W. Rogers, Noah D. Beerman, Mark S. Butler, Bobby W. Sandage, Jr. Ph.D, Malcolm Morville, Ph.D, and Sanders Morris Harris, pursuant to which each of them has irrevocably agreed to tender the shares of Company Common Stock beneficially owned by such executive officer or director in the Offer (constituting, in the aggregate, approximately 4.7% of the outstanding shares of Company Common Stock (collectively, the “Stockholder Tender Agreements,”) and together with (i) the Nebido Contingent Cash Consideration Agreement and the Octreotide Contingent Cash Consideration Agreement and (ii) this Agreement, collectively referred to as the “Transaction Agreements”);

NOW, THEREFORE, in consideration of the foregoing and the respective representations, warranties, covenants and agreements contained in this Agreement and intending to be legally bound hereby, the parties hereto agree as follows:

ARTICLE I

THE OFFER

Section 1.1 The Offer.

(a) Subject to the conditions of this Agreement, as promptly as practicable (but in no event later than five business days) after the date of this Agreement, Merger Sub shall, and Parent shall cause Merger Sub to, commence, within the meaning of Rule 14d-2 under the Securities Exchange Act of 1934, as amended (together with the rules and regulations promulgated thereunder, the “Exchange Act”), the Offer to purchase all of the outstanding shares of Company Common Stock; provided, that the Company agrees that no shares of Company Common Stock owned by the Company or any Company Subsidiary will be tendered pursuant to the Offer. The obligations of Merger Sub to, and of Parent to cause Merger Sub to, accept for payment, and pay for, any shares of Company Common Stock tendered pursuant to the Offer are subject only to the conditions set forth in Exhibit A (as they may be amended in accordance with this Agreement, the “Offer Conditions”).

(i) The initial expiration date of the Offer shall be midnight, New York City time, on the 45th calendar day following the commencement of the Offer (determined pursuant to Rule 14d-1(g)(3) under the Exchange Act). Merger Sub expressly reserves the right, at any time, to, in its sole discretion, waive, in whole or in part, any Offer Condition or modify the terms of the Offer; provided, however, that, without the prior written consent of the Company, Merger Sub shall not (i) reduce the number of shares of Company Common Stock subject to the Offer, (ii) reduce the Offer Price or change the form of consideration payable in the Offer, (iii) change, modify or waive the Minimum Tender Condition (as defined in Exhibit A), (iv) add to the Offer Conditions, or (v) otherwise amend the Offer in any manner adverse to the holders of Company Common Stock.

(ii) Notwithstanding anything in this Agreement to the contrary, and without limiting Parent’s or Merger Sub’s obligations under this Section 1.1(a)(ii), Merger Sub (A) may, in its sole discretion, without consent of the Company, extend the Offer on one or more occasions for any period, if on any then-scheduled expiration date of the Offer any of the Offer Conditions shall not be satisfied or, in Merger Sub’s sole discretion, waived, until such time as such condition or conditions are satisfied or waived and (B) shall extend the Offer for any period required by any rule, regulation, interpretation or position of the United States Securities and Exchange Commission (the “SEC”), the staff thereof or the Nasdaq Stock Market (the “Nasdaq”) applicable to the Offer, and until any waiting period (and any extension thereof) applicable to the consummation of the Offer under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”) and any other applicable foreign antitrust, competition or similar Law shall have expired or been terminated; provided, however, that in no event shall Merger Sub be required to extend the Offer (1) beyond the Outside Date (as defined in Section 8.1(b)(i)) or (2) at any time that Parent or Merger Sub is permitted to terminate this Agreement pursuant to ARTICLE VIII.

(iii) Parent and Merger Sub agree that if on any scheduled expiration date of the Offer, the Minimum Tender Condition is not satisfied but all of the other Offer Conditions set forth in Exhibit A are satisfied or, in Merger Sub’s sole discretion, waived, then Merger Sub shall, and Parent shall cause Merger Sub to, extend the Offer for a ten calendar day period; provided, however, that this provision shall not require Merger Sub to extend the expiration of the Offer more than one time, and in no event shall Merger Sub be required to extend the Offer (1) beyond the Outside Date or (2) at any time that Parent or Merger Sub is permitted to terminate this Agreement pursuant to ARTICLE VIII.

(iv) On the terms and subject to the conditions of this Agreement, Merger Sub shall, and Parent shall cause Merger Sub to, accept and pay for (subject to any withholding of tax pursuant to Section 1.1(d)) all shares of Company Common Stock validly tendered and not validly withdrawn pursuant to the Offer as soon as practicable after the expiration date of the Offer (as it may be extended and re-extended in accordance with this Section 1.1(a)). Acceptance for payment of shares of Company Common Stock pursuant to and subject to the conditions of the Offer upon the expiration of the Offer is referred to in this

Agreement as the “Offer Closing”, and the date on which the Offer Closing occurs is referred to in this Agreement as the “Offer Closing Date”. Merger Sub expressly reserves the right to, in its sole discretion, following the Offer Closing, extend the Offer for a “subsequent offering period” in accordance with Rule 14d-11 under the Exchange Act, and the Offer Documents (as defined below) may, in Merger Sub’s sole discretion, provide for such a reservation of right. Nothing contained in this Section 1.1(a) shall affect any termination rights in ARTICLE VIII.

(b) On the date of commencement of the Offer, Parent and Merger Sub shall file with the SEC a Tender Offer Statement on Schedule TO with respect to the Offer (together with all amendments and supplements thereto and including exhibits thereto, the “Schedule TO”), which shall contain an offer to purchase and a related letter of transmittal and summary advertisement and other appropriate ancillary offer documents (such Schedule TO and the documents included therein pursuant to which the Offer will be made, together with any supplements or amendments thereto, the “Offer Documents”), and cause the Offer Documents to be disseminated to the stockholders of the Company as and to the extent required by Federal securities laws. Each of Parent, Merger Sub and the Company shall promptly correct any information supplied by it for inclusion or incorporation by reference in the Offer Documents if and to the extent that such information shall have become false or misleading in any material respect, and each of Parent and Merger Sub shall take all steps necessary to amend or supplement the Offer Documents and to cause the Offer Documents as so amended or supplemented to be filed with the SEC and disseminated to the stockholders of the Company, in each case as soon as reasonably practicable and as and to the extent required by applicable Federal securities laws. Parent and Merger Sub shall promptly notify the Company upon the receipt of any comments from the SEC, or any request from the SEC for amendments or supplements, to the Offer Documents, and shall promptly provide the Company with copies of all correspondence and summaries of all material oral communications between them and their representatives, on the one hand, and the SEC, on the other hand. Prior to the filing of the Offer Documents (including any amendment or supplement thereto) with the SEC or dissemination thereof to the stockholders of the Company, or responding to any comments of the SEC with respect to the Offer Documents, Parent and Merger Sub shall provide the Company and its counsel a reasonable opportunity to review and comment on such Offer Documents or response, and Parent and Merger Sub shall give reasonable consideration to any such comments. In the event that Parent or Merger Sub receives any comments from the SEC or its staff with respect to the Offer Documents, each shall use its reasonable best efforts to (i) respond promptly to such comments and (ii) take all other actions necessary to resolve the issues raised therein.

(c) Parent shall provide or cause to be provided to Merger Sub on a timely basis the consideration necessary to pay for any shares of Company Common Stock that Merger Sub becomes obligated to accept for payment, and pay for, pursuant to the Offer and shall cause Merger Sub to fulfill all of Merger Sub’s obligations under this Agreement.

(d) Parent, Merger Sub or the paying agent for the Offer (the “Paying Agent”) shall be entitled to deduct and withhold from the consideration otherwise payable pursuant to the Offer to any holder of shares of Company Common Stock such amounts as Parent, Merger Sub or the Paying Agent is required to deduct and withhold with respect to the making of such payment under the Internal Revenue Code of 1986, as amended, and applicable Treasury Regulations issued pursuant thereto (the “Code”), or any provision of state, local or foreign Tax law. To the extent that amounts are so withheld and paid over by Parent, Merger Sub or the Paying Agent to the appropriate taxing authority, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the holder of the shares of Company Common Stock in respect of which such deduction and withholding was made by Parent, Merger Sub or the Paying Agent.

Section 1.2 Company Actions.

(a) The Company hereby approves and consents to the Offer, the Merger and the other transactions contemplated by this Agreement and the Contingent Cash Consideration Agreements and represents that the Board of Directors, at a meeting duly called and held has unanimously

(i) determined that the Offer, the Merger, this Agreement, the Contingent Cash Consideration Agreements and the transactions contemplated hereby and thereby are advisable, fair to and in the best interests of the Company and its stockholders;

(ii) adopted this Agreement and approved the transactions hereby;

(iii) resolved to recommend acceptance of the Offer and, if required, approval of the Merger by its stockholders; and

(iv) taken all other actions necessary to exempt the Offer, the Merger, this Agreement, the Contingent Cash Consideration Agreements and the transactions contemplated hereby and thereby from any “fair price”, “moratorium”, “control share acquisition”, “interested stockholder”, “business combination” or other similar statute or regulation (“Takeover Statute”).

(b) On the date the Offer Documents are filed with the SEC, the Company shall file with the SEC a Solicitation/Recommendation Statement on Schedule 14D-9 with respect to the Offer (such Schedule 14D-9, together with any supplements or amendments thereto, the “Schedule 14D-9”) containing, subject to Section 6.5(b), the recommendation described in Section 1.2(a)(iii) and shall mail the Schedule 14D-9 to the stockholders of the Company as required by Rule 14d-9 under the Exchange Act. Each of the Company, Parent and

Merger Sub shall promptly correct any information supplied by it for inclusion or incorporation by reference in the Schedule 14D-9 if and to the extent that such information shall have become false or misleading in any material respect, and the Company shall take all steps necessary to amend or supplement the Schedule 14D-9 and to cause the Schedule 14D-9 as so amended or supplemented to be filed with the SEC and disseminated to the stockholders of the Company, in each case as soon as reasonably practicable and as and to the extent required by applicable Federal securities laws. The Company shall promptly notify Parent upon the receipt of any comments from the SEC, or any request from the SEC for amendments or supplements, to the Schedule 14D-9, and shall promptly provide Parent with copies of all correspondence and summaries of all material oral communications between the Company and its representatives, on the one hand, and the SEC, on the other hand. Prior to the filing of the Schedule 14D-9 (including any amendment or supplement thereto) with the SEC or mailing thereof to the stockholders of the Company, or responding to any comments of the SEC with respect to the Schedule 14D-9, the Company shall provide Parent and its counsel a reasonable opportunity to review and comment on such Schedule 14D-9 or response, and the Company shall give reasonable and good faith consideration to any comments made by Parent, Merger Sub and their counsel. The Company hereby consents to the inclusion in the Offer Documents of the recommendation of the Board of Directors of the Company contained in the Schedule 14D-9. In the event that the Company receives any comments from the SEC or its staff with respect to the Schedule 14D-9, it shall use its reasonable best efforts to (i) respond promptly to such comments and (ii) take all other actions necessary to resolve the issues raised therein.

(c) In connection with the Offer and the Merger, the Company shall cause its transfer agent to furnish Parent and Merger Sub promptly (and no later than the date hereof) with mailing labels containing the names and addresses of the record holders of Company Common Stock as of the latest practicable date and of those persons becoming record holders subsequent to such date, together with copies of all lists of stockholders, security position listings and computer files and all other information in the Company’s possession or control regarding the beneficial owners of Company Common Stock, and shall furnish to Parent and Merger Sub such information and assistance (including periodically updated lists of stockholders, security position listings and computer files) as Parent may reasonably request in communicating the Offer to holders of Company Common Stock.

Section 1.3 Directors.

(a) Effective upon the Offer Closing and from time to time thereafter, Parent shall be entitled to designate the number of directors, rounded up to the next whole number, on the Board of Directors that equals the product of (i) the total number of directors on the Board of Directors (giving effect to the election of any additional directors pursuant to this Section 1.3) and (ii) the percentage that the number of shares of Company Common Stock beneficially owned by Parent and/or Merger Sub (including shares accepted for payment) bears to the total number of shares outstanding, and the Company shall cause Parent’s designees to be elected or appointed to the Board of Directors, including by increasing the number of directors and seeking and accepting resignations of incumbent directors. At such time, the Company shall also cause individuals designated by Parent to constitute the number of members, rounded up to the next whole number, on (A) each committee of the Board of Directors and (B) as requested by Parent, each board of directors of each Subsidiary of the Company (and each committee thereof) that represents the same percentage as such individuals represent on the Board of Directors.

(b) The Company’s obligations to appoint Parent’s designees to the Board of Directors shall be subject to Section 14(f) of the 1934 Act and Rule 14f-1 promulgated thereunder. The Company shall promptly take all actions necessary to effect the appointment of Parent’s designees, including mailing to its stockholders information with respect to the Company and its officers and directors, as Section 14(f) and Rule 14f-1 require in order to fulfill its obligations under this Section 1.3(b), which, unless Parent otherwise elects, shall be mailed together with the Schedule 14D-9. Parent shall supply to the Company in writing and be solely responsible for any information with respect to itself and its nominees, officers, directors and affiliates required by Section 14(f) and Rule 14f-1 and the Company’s obligations under Section 1.3(a) hereof shall be subject to the receipt of such information.

(c) Following the election or appointment of Parent’s designees pursuant to Section 1.3(a) and until the Effective Time (as defined in Section 2.2(b) hereof), the approval of a majority of the directors of the Company then in office who were not designated by Parent (the “Independent Directors”) shall be required to authorize (and such authorization shall constitute the authorization of the Board of Directors and no other action on the part of the Company, including any action by any other director of the Company, shall be required to authorize) any termination of this Agreement by the Company, any amendment of this Agreement requiring action by the Board of Directors, any extension of time for performance of any obligation or action hereunder by Parent or Merger Sub and any waiver of compliance with any of the agreements or conditions contained herein for the benefit of the Company.

Section 1.4 Top-Up Option.

(a) The Company grants to Merger Sub an irrevocable option, for so long as this Agreement has not been terminated pursuant to the provisions hereof (the “Top-Up Option”), to purchase from the Company up to the number of authorized and unissued shares of Company Common Stock (including as authorized and unissued shares, for purposes of this Section 1.4, any shares of Company Common Stock held in the treasury of the Company) equal to the number of shares that, when added to the number of shares owned by Merger Sub at the time of exercise of the Top-Up Option, constitutes one share more than the number of shares (the “Requisite Short-Form Merger Shares”) entitled to cast 90% of all the votes entitled to be cast by the holders of the Company Common Stock on the Merger after the issuance of all shares to be issued upon exercise of the Top-Up Option, calculated on a fully-diluted basis or, as may be elected by Parent, on a primary basis as of immediately prior to the issuance of such shares (such shares to be issued upon exercise of the Top-Up Option, the “Top-Up Shares”).

(b) The Top-Up Option may be exercised by Merger Sub, in whole or in part at any time following the Offer Closing and prior to the earlier to occur of (i) the Effective Time and (ii) the termination of this Agreement in accordance with its terms, provided that Merger Sub shall own as of such time less than the Requisite Short-Form Merger Shares. Notwithstanding anything in this Agreement to the contrary, the Top-Up Option shall not be exercisable to the extent (i) the issuance of the Top-Up Shares would require approval of the Company’s stockholders under Nasdaq Rule 4350, (ii) the number of shares of Company Common Stock issuable upon exercise of the Top-Up Option would exceed the number of authorized but unissued shares of Company Common Stock that are not already reserved for issuance or (iii) any other provision of applicable laws or judgment, injunction, order or decree shall prohibit the exercise of the Top-Up Option or the delivery of the Top-Up Shares. The aggregate purchase price payable for the Top-Up Shares being purchased by Merger Sub pursuant to the Top-Up Option shall be determined by multiplying the number of such shares by the Offer Price, without interest. Such aggregate purchase price may be paid by Merger Sub, at its election, either in the same form of consideration as the Offer Price or by executing and delivering to the Company a promissory note having a principal amount equal to such purchase price.

(c) The parties shall cooperate to ensure that the issuance and delivery of the Top-Up Shares comply with all applicable laws, including compliance with an applicable exemption from registration of the Top-Up Shares under the Securities Act of 1933 (the “Securities Act”). In the event Merger Sub wishes to exercise the Top-Up Option, Merger Sub shall give the Company at least three business days prior written notice, specifying (i) the number of Top-Up Shares that Merger Sub intends to purchase pursuant to the Top-Up Option; (ii) the manner in which Merger Sub intends to pay the applicable purchase price; and (iii) the place and time for the closing of such purchase. At the closing of the purchase of the Top-Up Shares, Parent and Merger Sub shall cause to be delivered to the Company the consideration required to be delivered in exchange for the Top-Up Shares, and the Company shall cause to be issued to Merger Sub a certificate representing the Top-Up Shares.

(d) Parent and Merger Sub acknowledge that the Top-Up Shares that Merger Sub may acquire upon exercise of the Top-Up Option will not be registered under the Securities Act, and will be issued in reliance upon an exemption thereunder for transactions not involving a public offering. Merger Sub agrees that the Top-Up Option and the Top-Up Shares to be acquired upon exercise of the Top-Up Option are being and will be acquired by Merger Sub for the purpose of investment and not with a view to, or for resale in connection with, any distribution thereof in violation of the Securities Act. Any certificates evidencing the Top-Up Shares shall include any legends required by applicable securities laws.

ARTICLE II

THE MERGER

Section 2.1 The Merger. Upon the terms and subject to the conditions of this Agreement, and in accordance with the DGCL, at the Effective Time, Merger Sub shall be merged with and into the Company. As a result of the Merger, the separate corporate existence of Merger Sub shall cease and the Company shall continue as the surviving entity following the Merger (sometimes referred to herein as the “Surviving Corporation”). The existence of the Company shall continue unaffected and unimpaired by the Merger and, as the Surviving Corporation, it shall be governed by the DGCL.

Section 2.2 Closing; Effective Time.

(a) The closing of the Merger (the “Closing”) shall take place at 10:00 a.m., New York City time, on a date to be specified by the parties, which shall be no later than the third business day after the satisfaction or waiver of all of the conditions set forth in Article VII hereof (other than those conditions that by their nature are to be satisfied at the Closing, it being understood that the occurrence of the Closing shall remain subject to the satisfaction or waiver of such conditions at the Closing), at the offices of Skadden, Arps, Slate, Meagher & Flom LLP, Four Times Square, New York, New York 10036, unless another time, date or place is agreed to in writing by the parties hereto. The date on which the Closing occurs is referred to herein as the “Closing Date.”

(b) Upon the terms and subject to the conditions of this Agreement, as soon as practicable on the Closing Date, the parties shall cause the Merger to be consummated by filing a certificate of merger (the “Certificate of Merger”) with the Secretary of State of the State of Delaware and by making all other filings or recordings required under the DGCL. The Merger shall become effective at such time as the Certificate of Merger is duly filed with the Secretary of State of the State of Delaware, or at such subsequent date or time as Parent and the Company shall agree and specify in the Certificate of Merger. The time at which the Merger becomes effective is referred to herein as the “Effective Time.”

Section 2.3 Effect of the Merger. At the Effective Time, the effect of the Merger shall be as provided in the applicable provisions of the DGCL. Without limiting the generality of the foregoing, and subject thereto, at the Effective Time, except as otherwise provided herein, all the property, rights, privileges, powers and franchises of the Company and Merger Sub shall vest in the Surviving Corporation, and all debts, liabilities, obligations, restrictions, disabilities and duties of the Company and Merger Sub shall become the debts, liabilities, obligations, restrictions, disabilities and duties of the Surviving Corporation.

Section 2.4 Organizational Documents of the Surviving Corporation. The Company Certificate of Incorporation, as in effect immediately prior to the Effective Time, shall be the Certificate of Incorporation of the Surviving Corporation until thereafter changed or amended as provided therein or by applicable Law. The Bylaws of the Company, as in effect immediately prior to the Effective Time, shall be the Bylaws of the Surviving Corporation until thereafter changed or amended as provided therein or by applicable Law.

Section 2.5 Directors and Officers of the Surviving Corporation. The directors of Merger Sub immediately prior to the Effective Time shall be the directors of the Surviving Corporation until the earlier of their resignation or removal or until their respective successors are duly designated, as the case may be. The officers of the Company immediately prior to the

Effective Time shall be the initial officers of the Surviving Corporation until the earlier of their resignation or removal or until their respective successors are duly designated, as the case may be.

ARTICLE III

EFFECTS OF THE MERGER; EXCHANGE OF CERTIFICATES

Section 3.1 Effect on Capital Stock. Upon the terms and subject to the conditions of this Agreement, at the Effective Time, by virtue of the Merger and without any action on the part of Parent, Merger Sub, the Company or the holders of any shares of Company Common Stock:

(a) Conversion of Company Common Stock. Each share of Company Common Stock issued and outstanding immediately prior to the Effective Time (including without limitation all vested and unvested shares of restricted stock issued in connection with restricted stock awards granted to the executive officers of the Company (the transfer restrictions on which shares shall terminate immediately prior to the Effective Time) but not including shares to be canceled pursuant to Section 3.1(c) hereof and Dissenting Shares) shall be converted into the right to receive cash and Contingent Cash Consideration Payments equal in form and amount to the Offer Price paid in the Offer (the “Merger Consideration”). As of the Effective Time, all such shares of Company Common Stock shall no longer be outstanding and shall automatically be canceled and shall cease to exist, and each holder of any Company Common Stock shall cease to have any rights with respect thereto, except the right to receive the Merger Consideration, to be issued or paid in consideration therefor in accordance with Section 3.2, without interest.

(b) Conversion of Merger Sub Common Stock. Each share of common stock, par value $0.01 per share, of Merger Sub (the “Merger Sub Common Stock”) that is issued and outstanding immediately prior to the Effective Time shall be converted into one validly issued, fully paid and nonassessable share of common stock, $0.001 par value per share, of the Surviving Corporation, and the shares of the Surviving Corporation into which the shares of Merger Sub Common Stock are so converted shall be the only shares of the Surviving Corporation that are issued and outstanding immediately after the Effective Time. Following the Effective Time, each certificate evidencing ownership of shares of Merger Sub Common Stock shall evidence ownership of such shares of the Surviving Corporation.

(c) Cancellation of Certain Shares. Each share, if any, of Company Common Stock that is held by the Company as treasury shares and each share of Company Common Stock which is owned by the Company or Parent or by any direct or indirect wholly-owned subsidiary of the Company or Parent shall be canceled without any conversion, and no consideration shall be delivered in respect thereof.

(d) Company Options. Effective not later than the Closing, the Company shall take all actions required to provide that, effective as of the Closing, the Company Stock Plans (as defined in Section 4.2(a) hereof) and all Company Options (as defined in Section 4.2(a) hereof) outstanding immediately before the Closing shall be cancelled and of no further force or effect, and in consideration for such cancellation of Company Options outstanding under the Company Stock Plans immediately before the Closing, the holders thereof (whether or not such Company Options shall otherwise be exercisable at the Effective Time) shall automatically (and without any further action being required on the part of the holders thereof) receive, at the earliest Valuation Point (as defined in Section 9.14(ff)), if any, at which then applicable Per Share Paid Value (as defined in Section 9.14(y)) exceeds the per-share exercise price under such Company Option:

(i) an amount in cash equal to (A) the number of shares of Company Common Stock subject to each such Company Option held by such holder multiplied by the excess, of (I) then applicable Per Share Paid Value over (II) the per-share exercise price under such Company Option (with such payments to be subject to any applicable Tax withholding in accordance with Section 3.1(h)); and

(ii) the right to receive, in respect of each share of Company Common Stock subject to each such Company Option held by such holder, each Contingent Cash Consideration Payment that, as of such Valuation Point, has not yet become payable pursuant to the terms of the Contingent Cash Consideration Agreements.

(e) Other Equity Awards. Each other award outstanding immediately before the Effective Time under the Company Stock Plans other than the Company Options (including, without limitation, any performance share awards (each, a “Performance Share Award”), deferred stock units and rights under the 2008 Employee Stock Purchase Plan of the Company (the “2008 ESPP”) shall be cancelled and of no further force or effect as of the Effective Time. In exchange for the cancellation of each such award, to the extent vested as of immediately before the Effective Time, in accordance with the terms of the such award (including any vesting that occurs under the terms of the applicable award as a result of the consummation of this Agreement) and except as set forth in Section 3.1(f) below with respect to certain Performance Share Awards or in Section 3.1(g) below with respect to the 2008 ESPP, the holder of such awards shall receive the per share Merger Consideration for each share of Company Common Stock underlying such award (with such payment to be subject to any applicable Tax withholding in accordance with Section 3.1(h)). Prior to the Effective Time, the Company shall take all actions necessary such that no Person has any rights to acquire Company Common Stock or common stock of the Parent or any of its subsidiaries (including the Surviving Corporation) pursuant to any Company Benefit Plan or Company Benefit Agreement following the Effective Time.

(f) Performance Share Awards. Notwithstanding anything to the contrary herein, each Performance Share Award set forth on Section 4.2(e)(i) of the Company Disclosure

Letter that does not vest in accordance with the provisions of Section 3.1(e) above but that would have vested had a “Per Share Highest Market Price” (as defined in the applicable award agreement issued under the 2004 Equity Incentive Plan) of $4.50 been achieved shall vest immediately prior to the Effective Time and the holder of such award shall be entitled to receive the per share Merger Consideration for each share of Company Common Stock underlying such award. In addition, at the earliest Valuation Point, if any, that the Per Share Paid Value equals or exceeds $6.00, the holder of any Performance Share Award outstanding immediately prior to Effective Time and set forth on Section 4.2(e)(ii) of the Company Disclosure Letter that would have vested had a “Per Share Highest Market Price” of $6.00 been achieved shall be entitled to receive the per share Merger Consideration for each share of Company Common Stock underlying such award (as if such award had vested at the Effective Time).

(g) 2008 Employee Stock Purchase Plan. Each participant in the 2008 ESPP, in exchange for the cancellation of their rights under the 2008 ESPP as set forth in Section 3.1(e) above, shall receive the per share Merger Consideration (with such payment to be subject to any applicable Tax withholding in accordance with Section 3.1(h)) for a number of shares equal to the shares of Company Common Stock that would have been issued under the terms of the 2008 ESPP with respect to such participant’s payroll deductions accumulated as of the Effective Time assuming the 2008 ESPP had been approved by the stockholders of the Company prior to the Effective Time and assuming that the purchase date under the 2008 ESPP was the Closing Date. The Company shall not commence any new purchase periods under the 2008 ESPP after the date hereof.

(h) Withholding. Parent, the Surviving Corporation of the Exchange Agent shall be entitled to deduct and withhold from the consideration otherwise payable pursuant to this Agreement to any holder of Company Common Stock or Company Options such amounts as Parent, the Surviving Corporation or the Exchange Agent is or may be reasonably required to deduct and withhold with respect to the making of such payment under applicable Law. To the extent that amounts are so withheld and paid over to the appropriate taxing authority by Parent, the Surviving Corporation or the Exchange Agent, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the holder of the Company Common Stock or Company Options in respect of which such deduction and withholding was made by Parent, the Surviving Corporation or the Paying Agent.

Section 3.2 Exchange of Shares and Certificates.

(a) Exchange Agent. At or prior to the Effective Time, Parent shall engage a nationally-recognized financial institution reasonably satisfactory to the Company to act as exchange agent in connection with the Merger (the “Exchange Agent”). At the Effective Time, Parent shall deposit with the Exchange Agent, in trust for the benefit of the holders of shares of Company Common Stock immediately prior to the Effective Time, the cash portion of the Merger Consideration to be paid in respect of the Company Common Stock. All cash deposited with the Exchange Agent shall hereinafter be referred to as the “Exchange Fund.”

(b) Exchange Procedures. Promptly after the Effective Time, Parent shall cause the Exchange Agent to mail to each holder of record of (i) a certificate or certificates which immediately prior to the Effective Time represented outstanding shares of Company Common Stock (the “Certificates”) or (ii) uncertificated shares of Company Common Stock (the “Uncertificated Shares”), in each case, which at the Effective Time were converted into the right to receive the Merger Consideration pursuant to Section 3.1 hereof, (i) a letter of transmittal (which, in the case of Certificates, shall specify that delivery shall be effected, and risk of loss and title to the Certificates shall pass, only upon delivery of the Certificates to the Exchange Agent and shall be in such form and have such other provisions as Parent may reasonably specify) and (ii) instructions for use in effecting the surrender of the Certificates or Uncertificated Shares in exchange for the Merger Consideration. Upon (i) surrender of Certificates for cancellation to the Exchange Agent or to such other agent or agents as may be appointed by Parent, together with such letter of transmittal, duly completed and validly executed in accordance with the instructions thereto or (ii) or receipt of an “agent’s message” by the Exchange Agent (or such other evidence, if any, of transfer as the Exchange Agent may reasonably request) in the case of a book-entry transfer of Uncertificated Shares, and such other documents as may reasonably be required by the Exchange Agent, the holder of such Certificates or Uncertificated Shares shall be entitled to receive in exchange the portion of the Merger Consideration to which such holder is entitled pursuant to Section 3.1, and any Certificates so surrendered shall forthwith be cancelled. If any portion of the Merger Consideration is to be paid to a Person (as defined in Section 9.14(gg)) other than the Person in whose name the surrendered Certificate or the transferred Uncertificated Share is registered, it shall be a condition to such payment that (i) either such Certificate shall be properly endorsed or shall otherwise be in proper form for transfer or such Uncertificated Share shall be properly transferred and (ii) the Person requesting such payment shall pay to the Exchange Agent any transfer or other Taxes required as a result of such payment to a Person other than the registered holder of such Certificate or Uncertificated Share or establish to the satisfaction of Parent that such Tax has been paid or is not payable. Until surrendered as contemplated by this Section 3.2(b), each Certificate or Uncertificated Share shall be deemed at any time after the Effective Time to represent only the right to receive the Merger Consideration upon such surrender.

(c) No Further Ownership Rights in Company Common Stock. All Merger Consideration issued and paid upon the surrender for exchange of Certificates or Uncertificated Shares in accordance with the terms of this Article III shall be deemed to have been issued and paid in full satisfaction of all rights pertaining to the shares of Company Common Stock previously represented by such Certificates or Uncertificated Shares. At the Effective Time, the stock transfer books of the Company shall be closed and there shall be no further registration of transfers on the stock transfer books of the Surviving Corporation of the shares of Company Common Stock which were outstanding immediately prior to the Effective Time. If, after the Effective Time, Certificates or Uncertificated Shares are presented to the Surviving Corporation or the Exchange Agent for any reason, they shall be cancelled and exchanged as provided in this Article III.

(d) Termination of Exchange Fund. Any portion of the Exchange Fund which remains undistributed to the holders of Company Common Stock six months after the Effective

Time shall be delivered to Parent, upon demand, and any holders of Company Common Stock who have not theretofore complied with this Article III shall thereafter look only to Parent for payment of their claim for the Merger Consideration.

(e) No Liability. None of Parent, Merger Sub, the Company or the Exchange Agent or any of their respective directors, officers, employees and agents shall be liable to any Person in respect of Merger Consideration delivered to a public official pursuant to any applicable abandoned property, escheat or similar law. If any Certificate or Uncertificated Share shall not have been surrendered prior to three years after the Effective Time, or immediately prior to such earlier date on which any cash or Contingent Cash Consideration Payments would otherwise escheat to or become the property of any Governmental Entity (as defined in Section 4.5), any such cash or Contingent Cash Consideration Payments shall, to the extent permitted by applicable Law, become the property of the Surviving Corporation, free and clear of all claims or interests of any Person previously entitled thereto.

(f) Investment of Exchange Fund. The Exchange Agent shall invest any cash included in the Exchange Fund as directed by Parent on a daily basis; provided that no such investment or loss thereon shall affect the amounts payable to former stockholders of the Company after the Effective Time pursuant to this Article III. Any interest and other income resulting from such investment shall become a part of the Exchange Fund, and any amounts in excess of the amounts payable pursuant to this Article III shall promptly be paid to Parent.

(g) Withholding Rights. Parent and the Exchange Agent shall be entitled to deduct and withhold from any consideration payable pursuant to this Agreement to any Person who was a holder of Company Common Stock immediately prior to the Effective Time such amounts as Parent or the Exchange Agent may be required to deduct and withhold with respect to the making of such payment under the Code or any other provision of federal, state, local or foreign tax law. To the extent that amounts are so withheld by Parent or the Exchange Agent, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the Person to whom such consideration would otherwise have been paid.

(h) Lost, Stolen or Destroyed Certificates. In the event any Certificates shall have been lost, stolen or destroyed, the Exchange Agent shall issue in exchange for such lost, stolen or destroyed Certificates, upon the making of an affidavit of that fact by the holder thereof, such portion of the Merger Consideration as may be required pursuant to Section 3.1(a); provided, however, that Parent may, in its discretion and as a condition precedent to the issuance thereof, require the owner of such lost, stolen or destroyed Certificates to deliver an agreement of indemnification in form reasonably satisfactory to Parent, or a bond in such sum as Parent may reasonably direct as indemnity, against any claim that may be made against Parent or the Exchange Agent in respect of the Certificates alleged to have been lost, stolen or destroyed.

Section 3.3 Dissenting Shares. Notwithstanding any provision of this Agreement to the contrary, shares of Company Common Stock that are issued and outstanding immediately prior to the Effective Time and which are held by holders of such shares of

Company Common Stock who properly exercise appraisal rights with respect thereto in accordance with Section 262 of DGCL (the “Dissenting Shares”) shall not be exchangeable for the right to receive the Merger Consideration, and holders of such Dissenting Shares will be entitled only to receive payment of the appraised value of such shares of Company Common Stock in accordance with the provisions of such Section 262 unless and until such holders fail to perfect or effectively withdraw or lose their rights to appraisal and payment under the DGCL. If, after the Effective Time, any such holder fails to perfect or effectively withdraws or loses such right, such shares of Company Common Stock will thereupon be treated as if they had been converted into and to have become exchangeable for, at the Effective Time, the right to receive the Merger Consideration without any interest thereon. The Company shall give Parent (i) prompt notice of any demands received by the Company for appraisals of shares of Company Common Stock and (ii) the opportunity to direct all negotiations and proceedings with respect to demands for appraisal under the DGCL. The Company shall not, except with the prior written consent of Parent, make any payment with respect to any demands for appraisal or offer to settle or settle any such demands.

Section 3.4 Nebido CCCP Escrow. At the Offer Closing, Parent will deposit $175,000,000 in cash with the Paying Agent under the Nebido Contingent Cash Consideration Agreement, which amount is equal to the aggregate Approval With Label Payment Amount (as defined in the Nebido Contingent Cash Consideration Agreement) payable upon the occurrence of the Approval With Label Milestone Date (as defined in the Nebido Contingent Cash Consideration Agreement) by such Paying Agent in accordance with the Nebido Contingent Cash Consideration Agreement.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF COMPANY

The Company represents and warrants to Parent and Merger Sub as of the date hereof and as of the Closing Date (except for those representations and warranties made as of a specific date or time) as follows (except (i) as set forth in the written disclosure letter (which letter shall in each case specifically identify by reference to Sections of this Agreement any exceptions to each of the representations, warranties and covenants contained in this Agreement; provided, however, that any information set forth in one section of such disclosure letter shall be deemed to apply to each other section or subsection thereof or hereof to which its relevance is readily apparent on its face) delivered by the Company to Parent and Merger Sub in connection with the execution and delivery of this Agreement (the “Company Disclosure Letter”) or (ii) as disclosed in the Company SEC Reports (as defined in Section 4.7(a)) on or prior to the date hereof (and without regard to any amendment thereto filed after the date of this Agreement)):

Section 4.1 Organization, Standing and Corporate Power.

(a) The Company is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware and has all requisite corporate power and authority and all necessary governmental approvals to own, lease and operate its properties and to carry on its business as now being conducted, except where the failure to have such governmental approvals would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect (as defined in Section 9.14(hh)). The Company is duly qualified or licensed to do business and is in good standing in each jurisdiction in which the nature or conduct of its business or the ownership, leasing or operation of its properties requires it to be so qualified, licensed or in good standing, except for such jurisdictions where the failure to be so qualified, licensed or to be in good standing would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect.

(b) Each Company Subsidiary (as defined in Section 4.2(d)) is a corporation or other legal entity duly organized, validly existing and in good standing under the laws of the jurisdiction of its incorporation or organization and has all requisite corporate (or similar) power and authority and all necessary governmental approvals to own, lease and operate its properties and to carry on its business as now being conducted, except where the failure to have such governmental approvals would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect. Each Company Subsidiary is duly qualified or licensed to do business and is in good standing in each jurisdiction in which the nature or conduct of its business or the ownership, leasing or operation of its properties requires it to be so qualified, licensed or in good standing, except for such jurisdictions where the failure to be so qualified, licensed or to be in good standing would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect.

(c) The Company has furnished or made available to Parent true and complete copies of the Restated Certificate of Incorporation of the Company, as amended through the date of this Agreement (as so amended, the “Company Certificate of Incorporation”); the Bylaws of the Company, as amended through the date of this Agreement (as so amended, the “Company Bylaws” and together with the Company Certificate of Incorporation, “Company Organizational Documents”); and the comparable charter and organizational documents of each Company Subsidiary, in each case as amended through the date of this Agreement. The Company Organizational Documents are in full force and effect and have not been amended or otherwise modified. The Company is not in violation of any provision of the Company Organizational Documents, and no Company Subsidiary is in material violation of any provision of its certificate of incorporation, bylaws or equivalent organizational documents. The Company has made available to Parent complete and correct copies of the minutes (or, in the case of minutes that have not yet been finalized, drafts thereof) of all meetings of the stockholders of the Company and each of the Company Subsidiaries (to the extent available), the boards of directors of the Company and each of the Company Subsidiaries (to the extent available) and the committees of each such board of directors, in each case held since January 1, 2006 and prior to the date hereof.

Section 4.2 Capitalization.

(a) The authorized capital stock of the Company consists of (i) 200,000,000 shares of Company Common Stock, par value $0.001 per share, and (ii) 5,000,000 shares of preferred stock, par value $0.001 per share (“Company Preferred Stock”). At the close of business on December 31, 2008, (i) 78,187,842 shares of Company Common Stock were issued and outstanding, (including 540,230 shares of Company Common Stock that were outstanding as of the relevant time but were subject to vesting or other forfeiture restrictions or a right of repurchase by Company as of such time), (ii) zero shares of Company Common Stock were held by Company in its treasury, (iii) an aggregate 17,450,020 shares of Company Common Stock were reserved for issuance pursuant to outstanding awards and rights under the Company’s 1994 Long-Term Incentive Plan, 1995 Employee Stock Purchase Plan, 1998 Employee Stock Option Plan, 2000 Stock Option Plan, 2004 Equity Incentive Plan and 2008 Employee Stock Purchase Plan (collectively, the “Company Stock Plans”), of which (A) 13,063,089 shares of Company Common Stock were subject to outstanding and unexercised options entitling the holder thereof to purchase a share of Company Common Stock (each, a “Company Option”), (B) up to 1,083,828 shares of Company Common Stock were issuable pursuant to outstanding performance share awards with service and market-based vesting criteria, (C) 100,000 shares of Company Common Stock were issuable pursuant to deferred stock units, (D) 1,500,000 shares were reserved under the Company’s 2008 Employee Stock Purchase Plan and (E) 1,703,103 shares of Company Common Stock that are reserved but are not allocated to any specific outstanding rights or awards, (iv) 355,442 shares were reserved for issuance relating to outstanding obligations regarding CPEC LLC, and (v) 10,806,040 shares of Company Common Stock are reserved for issuance upon conversion of the 6.25% Convertible Senior Notes due 2009. At the close of business on January 2, 2009, no shares of Company Preferred Stock were issued and outstanding.

(b) Except as set forth in Section 4.2(a) above, at the close of business on January 2, 2009, no shares of capital stock or other voting securities of the Company were issued, reserved for issuance or outstanding. From January 1, 2009, until the date of this Agreement, there have been no issuances by the Company of shares of capital stock of, or other equity or voting interests in, the Company, other than the issuance of shares of Company Common Stock pursuant to the exercise of Company Options outstanding as of January 1, 2009, in accordance with their terms. Except as set forth in Section 4.2(a) above, as of the date hereof, there are no options, warrants, convertible or exchangeable securities, subscriptions, stock appreciation rights, phantom stock rights or stock equivalents or other rights, agreements, arrangements or commitments (contingent or otherwise) of any character issued or authorized by the Company or any Company Subsidiary (i) relating to any issued or unissued capital stock or equity interest of the Company or any Company Subsidiary, (ii) obligating the Company or any Company Subsidiary to issue, deliver or sell, or cause to be issued, delivered or sold, any shares of capital stock of, or options, warrants, convertible or exchangeable securities, subscriptions or other equity interests in the Company or any Company Subsidiary or (iii) that give any Person the right to receive any economic benefit or right similar to or derived from the economic benefits and rights accruing to holders of capital stock of the Company or any Company Subsidiary (each of (i), (ii) and (iii), collectively, the “Company Stock Rights”). All outstanding shares of Company Common Stock are, and all shares of Company Common Stock that may be issued prior to the Effective Time will be when issued, duly authorized, validly issued, fully paid and nonassessable. There are no outstanding contractual obligations of the Company or any Company Subsidiary to repurchase, redeem or otherwise acquire any capital stock or equity interest of the Company (including any shares of Company Common Stock) or any Company Subsidiary or any Company

Stock Rights or to pay any dividend or make any other distribution in respect thereof or to provide funds to, or make any investment (in the form of a loan, capital contribution or otherwise) in, any Person, other than pursuant to the Company Stock Plans.

(c) Section 4.2(c) of the Company Disclosure Letter sets forth a true, complete and correct list, as of January 2, 2009, of (i) all Company Options, the number of shares of Company Common Stock subject thereto, the grant dates, expiration dates, the exercise or base prices and the names of the holders thereof, and (ii) all other outstanding awards under the Company Stock Plans, the number of shares of Company Common Stock subject thereto, the holders thereof and the vesting schedules thereof. Each outstanding Company Option, restricted stock award, deferred stock unit, performance stock award and employee stock purchase plan right, may, be treated at the Effective Time as set forth in Section 3.1.

(d) Exhibit 21 to the Company’s Annual Report on Form 10-K for the fiscal year ended September 30, 2008 includes all the Subsidiaries of the Company (each a “Company Subsidiary” and together, the “Company Subsidiaries”) in existence as of the date hereof. All the outstanding shares of capital stock of, or other equity interests in, each such Company Subsidiary have been duly authorized and validly issued and are fully paid and nonassessable and are, except as set forth in such Exhibit 21, owned directly or indirectly by the Company, free and clear of all pledges, claims, liens, charges, encumbrances and security interests of any kind or nature whatsoever (collectively, “Liens”) and free of any other restriction (including any restriction on the right to vote, sell or otherwise dispose of such capital stock or other ownership interests), except for restrictions imposed by applicable securities laws. Neither the Company nor any of the Company Subsidiaries directly or indirectly owns or has any right or obligation to subscribe for or otherwise acquire any equity or similar interest in, or any interest convertible into or exchangeable or exercisable for, any corporation, partnership, joint venture or other business association or entity (other than the Company Subsidiaries).

Section 4.3 Authority.

(a) The Company has all necessary corporate power and authority to execute and deliver this Agreement, to perform its obligations hereunder and, subject to obtaining the Company Stockholder Approval (as defined below) if required in connection with this Agreement, the Offer and the Merger, to consummate the Merger and the other transactions contemplated hereby. The execution, delivery and performance by the Company of this Agreement and the consummation by the Company of the Offer and the Merger and the other transactions contemplated hereby, have been duly authorized by all necessary corporate action on the part of the Company and no other corporate proceedings on the part of the Company are necessary to authorize this Agreement or to consummate the Offer and the Merger or the other transactions contemplated hereby (other than obtaining the Company Stockholder Approval and the filing and recordation of appropriate merger documents as required by the DGCL). This Agreement has been duly executed and delivered by the Company and, assuming the due authorization, execution and delivery by the other parties hereto, constitutes a legal, valid and binding obligation of the Company enforceable against the Company in accordance with its terms subject, as to enforcement of remedies, to bankruptcy, insolvency, reorganization, moratorium or similar laws affecting the rights and remedies of creditors generally and to the effect of general principles of equity. If approval of the Company Stockholders is required pursuant to the DGCL, the affirmative vote of a majority of outstanding shares of Company Common Stock entitled to vote accordance with the DGCL, the Company Certificate of Incorporation and the Company Bylaws (the “Company Stockholder Approval”) is the only vote of the holders of capital stock of the Company necessary to approve this Agreement, the Merger and the other transactions contemplated hereby.

(b) The Company Board, at a meeting duly called and held, duly and unanimously adopted resolutions (i) approving this Agreement, the Offer, the Merger and the other transactions contemplated by this Agreement, (ii) determining that this Agreement is advisable and that the terms of the Offer, the Merger and the other transactions contemplated by this Agreement are fair to and in the best interests of the Company and its stockholders, and (iii) recommending that the Company’s stockholders adopt this Agreement. Such resolutions are sufficient to render the provisions of Section 203 of the DGCL inapplicable to this Agreement and the Contingent Cash Consideration Agreements, the Offer, the Merger and the other transactions contemplated by this Agreement. To the knowledge of the Company, no other state takeover statute or similar statute or regulation applies or purports to apply to the Company with respect to this Agreement, the Offer, the Merger or any other transaction contemplated by this Agreement or the and the Contingent Cash Consideration Agreements and the transactions contemplated thereby.

(c) UBS Securities LLC has delivered to the Company Board its opinion to the effect that, as of the date of such opinion and based on the assumptions, qualifications and limitations contained therein, the consideration to be received by the holders of Company Common Stock pursuant to the Offer and the Merger, taken together, is fair, from a financial point of view, to such holders. The Company will make available to Parent a correct and complete copy of the form of such opinion solely for informational purposes after receipt thereof by the Company.

Section 4.4 No Conflict. The execution and delivery of this Agreement by the Company do not, and the performance of this Agreement by the Company and the Offer and the consummation of the Merger and the other transactions contemplated hereby will not, (a) assuming the Company Stockholder Approval is obtained, if required for consummation of the Merger, conflict with or violate (i) the Company Certificate of Incorporation or the Company Bylaws or (ii) the equivalent organizational documents of any of the Company Subsidiaries, (b) assuming compliance with Section 4.5 hereof and assuming the Company Stockholder Approval is obtained, if required for consummation of the Merger, conflict with or violate any United States federal, state or local or any foreign statute, law, rule, regulation, ordinance, code or any other requirement or rule of law (a “Law”) or any charge, order, writ, injunction, judgment, guideline, guidance, decree, ruling, determination, directive, award or settlement, whether civil, criminal or administrative (an “Order”), or any rule or regulation of any securities exchange on which the Company’s Common Stock is listed for trading, in each case applicable to the Company or any of the Company Subsidiaries or by which any property or asset of the Company or any of the Company Subsidiaries is bound or affected, (c) result in a breach of or constitute a default (or an event which with notice or lapse of time or both would become a default) under, give to others any right of termination, amendment, acceleration or cancellation of, result in the triggering of any payment or other obligation or any right of consent, or result in the creation of a Lien on any property or asset of the Company or any of the Company Subsidiaries pursuant to any note, bond, mortgage, indenture, contract, agreement, lease, license, permit, franchise or other instrument or obligation to which the Company or any of the Company Subsidiaries is a party or by which the Company or any of the Company Subsidiaries or any property or asset of any of them is bound or affected (including any Company Material Contract (as defined in Section 4.13) and any Company Permit (as defined in Section 4.6(b)), or (d) result in the loss of or otherwise impair the right, title or interest of the Company or any Company Subsidiaries in and to any of the material Company IP, except, in the case of clauses (a)(ii), (b) and (c) above, for any such conflicts, violations, breaches, defaults or other occurrences which have not had and are not reasonably expected to have, individually or in the aggregate, a Company Material Adverse Effect.

Section 4.5 Required Filings and Consents. The execution and delivery by the Company of this Agreement does not, and the performance by the Company of this Agreement will not, require any consent, approval, order, authorization or permit of, or declaration, registration, filing with, or notification to, any United States federal, state or local or any foreign government or any court, administrative or regulatory authority or commission or other governmental or government-authorized authority or agency, domestic or foreign (a “Governmental Entity”), except for (i) applicable requirements, if any, of (A) the Exchange Act, including, without limitation, the filing with the SEC of the Schedule 14D-9 and the Proxy Statement (as defined in Section 6.9(a)), (B) state securities or “blue sky” laws, (C) the DGCL to file the Certificate of Merger or other appropriate documentation and (D) Nasdaq, (ii) those required by the HSR Act, (iii) such filings and approvals as are required to be made or obtained under any foreign antitrust, competition or similar Laws in connection with the consummation of the Merger and the other transactions contemplated by this Agreement, and (iv) the filing of customary applications and notices, as applicable with the U.S. Food and Drug Administration ((the “FDA”) or any other federal, state, local or foreign Governmental Entity (such as the European Medicines Agency (“EMEA”) and Health Canada) that is concerned with or regulates the marketing, sale, use, handling and control, safety, efficacy, reliability or manufacturing of drug or biological products or medical devices or is concerned with or regulates public health care programs (each, a “Regulatory Authority”)).

Section 4.6 Compliance; Regulatory Compliance. Other than tax matters, employee benefits matters, labor and employment matters, environmental matters or intellectual property matters, which are the subjects of Sections 4.10, 4.14, 4.15, 4.16, and 4.17 respectively:

(a) Each of the Company and the Company Subsidiaries (i) has been operated at all times in compliance with all Laws and Orders applicable to the Company or any of the Company Subsidiaries or by which any property, business or asset of the Company or any of the Company Subsidiaries is bound or affected and (ii) is not in default or violation of any governmental licenses, permits or franchises to which the Company or any of the Company Subsidiaries is a party or by which the Company or any of the Company Subsidiaries or any property or asset of the Company or any of the Company Subsidiaries is bound or affected other than, in the case of clauses (i) and (ii) above, failures to comply, defaults or violations which do not have and are not reasonably expected to have, individually or in the aggregate, a Company Material Adverse Effect. Neither the Company nor any Company Subsidiary has received any written communication during the past two years from a Governmental Entity that alleges that Company or a Company Subsidiary is not in compliance in any material respect with any applicable Law and Order.

(b) Each of the Company, the Company Subsidiaries and their respective employees and, to the knowledge of the Company, business partners, as applicable, has in effect all required filings, licenses, permits, certificates, exemptions, orders, consents, clearances, registrations, approvals and authorizations of all Governmental Entities (including all authorizations under the regulations of the Federal Food, Drug and Cosmetic Act of 1938, as amended (the “FDCA”), and the regulations of the FDA promulgated thereunder and any of the foregoing required by any other Regulatory Authority, including the EMEA and Health Canada) and third Persons necessary for the conduct of the Company’s and the Company Subsidiaries’ business and the use of their properties and assets (including the marketing and sale of the Products), as presently conducted and used (the “Company Permits”), and all Company Permits are valid and in full force and effect, except where such failure has not had, or is not reasonably expected to have, individually or in the aggregate, a Company Material Adverse Effect; and neither the Company nor any Company Subsidiary has received written notice from any Governmental Entity or third Person that any such Company Permit is subject to any adverse action which has had, or is reasonably expected to have, individually or in the aggregate, a Company Material Adverse Effect.

Section 4.7 SEC Filings; Financial Statements.

(a) The Company has filed all forms, reports, statements and documents required to be filed with the SEC since October 1, 2006 (the “Company SEC Reports”), each of which has complied in all material respects with the applicable requirements of the Securities Act and the rules and regulations promulgated thereunder, the Exchange Act and the rules and regulations promulgated thereunder, and the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”) and the rules and regulations promulgated thereunder, each as in effect on the date so filed, except to the extent updated, amended, restated or corrected by a subsequent Company SEC Report filed or furnished to the SEC by the Company, and in either case, publicly available prior to the date hereof (each, a “Company Filed SEC Report”). None of the Company SEC Reports (including any financial statements or schedules included or incorporated by reference therein) contained when filed or currently contains, and any Company SEC Reports filed with the SEC subsequent to the date hereof will not contain, any untrue statement of a material fact or omission to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, except to the extent updated, amended, restated or corrected by a subsequent Company Filed SEC Report.

(b) Except to the extent updated, amended, restated or corrected by a subsequent Company Filed SEC Report, all of the financial statements included in the Company SEC Reports, in each case, including any related notes thereto, as filed with the SEC (those filed with the SEC are collectively referred to as the “Company Financial Statements”), comply as to form in all material respects with applicable accounting requirements and the published rules of the SEC with respect thereto and have been prepared in accordance with U.S. generally accepted accounting principles (“GAAP”) applied on a consistent basis throughout the periods involved (except as may be indicated in the notes thereto or, in the case of the unaudited statements, as may be permitted by Form 10-Q of the SEC and subject, in the case of the unaudited statements, to normal, recurring year-end audit adjustments). The consolidated balance sheets (including the related notes) included in such Company Financial Statements (if applicable, as updated, amended, restated or corrected in a subsequent Company Filed SEC Report) fairly present, in all material respects, the consolidated financial position of the Company and the Company Subsidiaries at the respective dates thereof, and the consolidated statements of operations, stockholders’ equity and cash flows (in each case, including the related notes) included in such Company Financial Statements (if applicable, as updated, amended, restated or corrected in a subsequent Company Filed SEC Report) fairly present, in all material respects, the consolidated statements of operations, stockholders’ equity and cash flows of the Company and the Company Subsidiaries for the periods indicated, subject, in the case of the unaudited statements, to normal, recurring year-end audit adjustments.

(c) Neither the Company nor any Company Subsidiary has any material Liabilities (as defined below) except for (i) Liabilities that are reflected, or for which reserves were established, on the audited consolidated balance sheet of the Company and the Company Subsidiaries as of September 30, 2008, (ii) Liabilities incurred in the ordinary course of business and consistent with past practice since September 30, 2008, (iii) Liabilities that are disclosed in the Company SEC Reports and (iv) Liabilities incurred in connection with this Agreement and the transactions contemplated hereby. As used in this Agreement, the term “Liability” means any and all debts, liabilities and obligations, whether accrued or fixed, absolute or contingent, known or unknown or matured or unmatured, including those arising under any Law and those arising under any Contract.

(d) Each of the principal executive officer of the Company and the principal financial officer of the Company (or each former principal executive officer of Company and each former principal financial officer of the Company, as applicable) has made all applicable certifications required by Rule 13a-14 or 15d-14 under the Exchange Act and Sections 302 and 906 of the Sarbanes-Oxley Act with respect to the Company SEC Reports, and the statements contained in such certifications are true and accurate. For purposes of this Agreement, “principal executive officer” and “principal financial officer” shall have the meanings given to such terms in the Sarbanes-Oxley Act. Neither the Company nor any of the Company Subsidiaries has any outstanding, or has arranged any outstanding, “extensions of credit” to directors or executive officers within the meaning of Section 402 of the Sarbanes-Oxley Act.

(i) The Company maintains a system of “internal control over financial reporting” (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) sufficient to provide reasonable assurance (A) that transactions are recorded as necessary to permit preparation of financial statements in conformity with GAAP, consistently applied, (B) that transactions are executed only in accordance with the authorization of management and (C) regarding prevention or timely detection of the unauthorized acquisition, use or disposition of the Company’s assets.

(ii) The Company’s “disclosure controls and procedures” (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) are reasonably designed to ensure that all information (both financial and non-financial) required to be disclosed by the Company in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC, and that all such information is accumulated and communicated to the Company’s management as appropriate to allow timely decisions regarding required disclosure and to make the certifications of the chief executive officer and chief financial officer of the Company required under the Exchange Act with respect to such reports.

(iii) Neither the Company nor any of the Company Subsidiaries is a party to, or has any commitment to become a party to, any joint venture, off-balance sheet partnership or any similar contract (including any contract or arrangement relating to any transaction or relationship between or among the Company or any of the Company Subsidiaries, on the one hand, and any unconsolidated Affiliate, including any structured finance, special purpose or limited purpose entity or Person, on the other hand, or any “off-balance sheet arrangements” (as defined in Item 303(a) of Regulation S-K of the SEC), where the result, purpose or intended effect of such contract is to avoid disclosure of any material transaction involving, or material liabilities of, the Company or any of the Company Subsidiaries in the Company’s or such Company Subsidiary’s published financial statements or other Company SEC Reports.

(iv) Since October 1, 2006, the Company has not received any oral or written notification of any (x) “significant deficiency” or (y) “material weakness” in the Company’s internal control over financial reporting. For purposes of this Agreement, the terms “significant deficiency” and “material weakness” shall have the meanings assigned to them by the Public Company Accounting Oversight Board in Auditing Standard No. 2, as in effect on the date hereof.

(e) None of the Company Subsidiaries is, or has at any time since October 1, 2006 been, subject to the reporting requirements of Sections 13(a) and 15(d) of the Exchange Act.

Section 4.8 Absence of Certain Changes or Events. Except as contemplated by this Agreement, since the date of the most recent audited financial statements included in the Company SEC Reports and through the date hereof, each of the Company and the Company Subsidiaries has conducted its respective businesses only in the ordinary course in all material respects and in a manner consistent with prior practice in all material respects and there has not been any event or occurrence of any condition that has had or is reasonably expected to have, individually or in the aggregate, a Company Material Adverse Effect. Except as contemplated by this Agreement, since the date of the most recent audited financial statements included in the Company SEC Reports and through the date hereof, there has not been (i) any material change in accounting methods, principles or practices employed by the Company, other than as required by Law or GAAP or (ii) any action of the types described in Section 6.1(b) which, had such action been taken after the date of this Agreement, would be in violation of such Section.

Section 4.9 FDA and Related Matters.

(a) Section 4.9 of the Company Disclosure Letter sets forth a true and complete list of all Regulatory Authorizations from the FDA, EMEA and all other Regulatory Authorities owned by the Company or the Company Subsidiaries or held by Company Partners (as defined in Section 4.9(b) hereof) and relating to the Core Products (as defined in Section 9.14(h)) and used in the conduct of the Company’s business, and there are no other Regulatory Authorizations required for the Company, the Company Subsidiaries or the Core Products in connection with the conduct of the Company’s business as currently conducted. All such Regulatory Authorizations owned by the Company or a Company Subsidiary are, and to the knowledge of the Company all other Regulatory Authorizations are, in all material respects, (i) in full force and effect, (ii) validly registered and on file with applicable Regulatory Authorities, (iii) in compliance with all formal filing and maintenance requirements, and (iv) in good standing, valid and enforceable. The Company and the Company Subsidiaries have filed all required notices and responses to notices, supplemental applications, reports (including adverse experience reports) and other information with the FDA, EMEA and all other applicable Regulatory Authorities.

(b) Without limiting the generality of any other representations and warranties made by the Company under this Agreement, to the knowledge of the Company, the conduct of the business of the Company and the Company Subsidiaries as currently conducted is in compliance in all material respects with (1) all written communications, requirements and applicable Laws and Orders of the FDA, EMEA and other Regulatory Authorities and (2) all Regulatory Authorizations, including all requirements of the FDA, the EMEA and all other Regulatory Authorities in warning letters, notices of adverse findings and Section 305 notices and similar letters or notices, and in connection with all product recalls, notifications and safety alerts, and any request from the FDA, the EMEA or any Regulatory Authority requesting the Company or any Company Subsidiary to cease to investigate, test or market any product, and all consent decrees (including plea agreements) issued with respect to the Company or any Company Subsidiary. There are no, and have not been, any inspection reports, warning letters, notices of adverse findings, Section 305 notices or similar written documents received by the Company or, to the knowledge of the Company, by any Company Partner, that assert a lack of compliance with any applicable Laws, Orders, or regulatory requirements that have not been fully resolved to the satisfaction of the FDA, the EMEA or any other Regulatory Authorities, as applicable. None of the Company or any of the Company Subsidiaries has knowledge (or has been notified by a third party) of any pending regulatory action, investigation or inquiry of any sort by the FDA, EMEA or any other Regulatory Authority (other than non-material routine or periodic inspections or reviews) against any of the Company, a Company Subsidiary, the Core Products or any Person that manufactures, develops or distributes the Core Products pursuant to a development, commercialization, manufacturing, supply or other collaboration arrangement with the Company or any Company Subsidiary (each, a “Company Partner”), and, to the knowledge of the Company, there is no basis for any adverse regulatory action. Without limiting the foregoing, (i) to the knowledge of the Company, there have been no product recalls, warnings, notifications or safety alerts conducted or issued by the Company or Company Subsidiaries, the FDA, the EMEA or any other Regulatory Authorities with respect to the Company’s and the Company Subsidiaries’ Products, none of the foregoing has been requested or demanded by the FDA, the EMEA or any other Regulatory Authorities, and to the Company’s knowledge, and there is no reasonable basis for any of the foregoing; (ii) none of the Company, the Company Subsidiaries or, to the knowledge of the Company, any of their respective agents or subcontractors, has been convicted of any crime or engaged in any conduct which would reasonably be expected to result in criminal liability, debarment or disqualification by the FDA, the EMEA or any other Regulatory Authority, and (iii) no criminal, injunctive, seizure or civil penalty actions have at any time been commenced or threatened by any Regulatory Authority against the Company or any Company Subsidiary or, to the knowledge of the Company, any of their respective agents or subcontractors, and there are no consent decrees (including plea agreements) or similar actions to which the Company or any Company Subsidiary is bound or which relate to the Core Products. Neither the Company nor any Company Subsidiary is, to the knowledge of the Company, employing or utilizing the services of any individual who has been debarred, temporarily denied approval or suspended under any applicable Law or Order. To the knowledge of the Company, neither the Company nor any Company Subsidiary has made any untrue statement of fact or fraudulent statement to the FDA, the EMEA or any other Regulatory Authority nor have they failed to disclose any fact required to be disclosed to the FDA, the EMEA or any other Regulatory Authority, and to the knowledge of the Company, no Company Partner (as defined below) has made any untrue statement of fact or fraudulent statement to the FDA, the EMEA or any other Regulatory Authority relating to the Products, nor to the knowledge of the Company, has any Company Partner failed to disclose any facts required to be disclosed to the FDA, the EMEA or any other Regulatory Authority relating to the Products.

(c) The Company and the Company Subsidiaries have made available to Parent complete and accurate copies of all Regulatory Authorizations and regulatory dossiers relating thereto, all serious adverse event reports, periodic adverse event reports and other pharmacoviligence reports and data, and all other material Regulatory Authority communications, documents and other information submitted by the Company to or received by the Company from the FDA, the EMEA or any equivalent Regulatory Authority, including inspection reports, warning letters and similar documents, relating to the Company or any Company Subsidiary, the conduct of their business, or the Core Products.

(d) (d) All preclinical studies and clinical trials conducted or being conducted with respect to the Company’s and the Company Subsidiaries’ Products by or at the direction of the Company or any Company Subsidiary have been and are being conducted in material compliance with the applicable requirements of Good Laboratory Practices and Good Clinical Practices and applicable regulations and guidances that relate to the conduct of clinical studies, and, the Company (1) is not aware of any failure by any Company Partner to conduct clinical studies in compliance with such applicable requirements, regulations and guidances and (2) has not received any notifications from any institutional review board (IRB) raising any issues. All results of studies, tests and trials related to the Core Products and conducted by or at the direction of the Company, and all other material information related to such studies, tests and trials, have been made available to Parent.

(e) The manufacture of products by the Company and any Company Subsidiary is, or, in the case of any products manufactured by a Company Partner, to the knowledge of the Company is, being conducted in material compliance with the applicable requirements of current Good Manufacturing Practices. In addition, the Company and each Company Subsidiary and, to the knowledge of the Company, their respective Company Partners, are in material compliance with all applicable registration and listing requirements, including, for example, those set forth in 21 U.S.C. Section 360 and 21 C.F.R. Parts 207 and 807 and all similar applicable Laws and Orders. To the knowledge of the Company, no Product sold by the Company or held in inventory by the Company has been adulterated or misbranded. All labeling is in compliance with FDA, EMEA and other Regulatory Authority requirements, and all advertising and promotional materials of the Company and each Company Subsidiary are in material compliance with FDA, EMEA and other applicable Regulatory Authority requirements.

Section 4.10 Taxes.

(a) Each of the Company and each Company Subsidiary has duly filed all Tax Returns required to be filed by it, and all such Tax Returns are true, complete and accurate, except to the extent that all such failures to file, taken together, have not had and are not reasonably expected to have a Company Material Adverse Effect. The Company and each of the Company Subsidiaries have paid (or the Company has paid on its behalf) (i) all taxes shown as due on such Tax Returns and (ii) all material Taxes otherwise due and payable, except for those Taxes (x) being contested in good faith by appropriate proceedings and for which adequate reserves have been established in the financial statements included in the Company Filed SEC Reports in accordance with GAAP. There are no Liens for any Taxes upon the assets of the Company or the Company Subsidiaries, other than (A) statutory Liens for Taxes not yet due and payable and (B) Liens for Taxes contested in good faith by appropriate proceedings.

(b) There is no audit, examination, deficiency, refund litigation, proposed adjustment or matter in controversy currently in existence with respect to any Taxes or Tax Return of the Company or any of the Company Subsidiaries. Neither the Company nor any of the Company Subsidiaries has received notice of any claim made by a Governmental Entity in a jurisdiction where the Company or any of the Company Subsidiaries, as applicable, does not file a Tax Return, that the Company or such Company Subsidiary is or may be subject to taxation by that jurisdiction. There are no outstanding requests, agreements, consents or waivers to extend the statutory period of limitations applicable to the assessment of any Taxes or deficiencies against the Company or the Company Subsidiaries, and no power of attorney granted by either the Company or any of the Company Subsidiaries with respect to any Taxes is currently in force.

(c) Neither the Company nor any of the Company Subsidiaries has constituted either a “distributing corporation” or a “controlled corporation” (within the meaning of Section 355(a)(1)(A) of the Code) in a distribution of stock qualifying for tax-free treatment under Section 355 of the Code (i) in the two years prior to the date of this Agreement or (ii) in a distribution which could otherwise constitute part of a “plan” or “series of related transactions” (within the meaning of Section 355(e) of the Code) in conjunction with the Merger.

(d) Neither the Company nor any of the Company Subsidiaries has participated, within the meaning of Treasury Regulation Sections 1.6011-4(c), or has been a “material advisor” or “promoter” (as those terms are defined in Section 6111 and 6112 of the Code) in (A) any “reportable transaction” within the meaning of Sections 6011, 6662A and 6707A of the Code, (B) any “confidential corporate tax shelter” within the meaning of Section 6111 of the Code or (C) any “potentially abusive tax shelter” within the meaning of Section 6112 of the Code.

(e) The Company and the Company Subsidiaries have complied in all material respects with all applicable Laws relating to the payment and withholding of Taxes.

(f) Neither the Company nor any of the Company Subsidiaries has any liability for any amount of Taxes of any Person (other than the Company and the Company Subsidiaries) under Treasury Regulation § 1.1502-6 (or any similar provision of any state, local or foreign law), as a transferee or successor, by contract or otherwise, that, individually or in the aggregate, has had or would reasonably be expected to have a Company Material Adverse Effect.

(g) Neither the Company nor any of the Company Subsidiaries has since October 1, 2006 (A) changed an annual accounting period or changed any accounting method, (B) settled any material Tax claim or assessment, or (C) received a Tax ruling or entered into a closing agreement with any taxing authority.

(h) As used in this Agreement (A) “Taxes” means any and all federal, state, local, foreign or other taxes of any kind (together with any and all interest, penalties, additions to tax and additional amounts imposed with respect thereto) imposed by any Governmental Entity, including, without limitation, taxes or other similar charges on or with respect to income, franchises, windfall or other profits, gross receipts, property, capital, sales, use, transfer, inventory, license, capital stock, payroll, employment, unemployment, social security, workers’ compensation, severance, stamp, occupation, premium or net worth, and taxes or other similar charges in the nature of excise, withholding, ad valorem, value added, estimated taxes, or custom duties and (B) “Tax Return” means any report, return, document, declaration or other information or filing required to be filed with respect to taxes (whether or not a payment is required to be made with respect to such filing), including information returns, any documents with respect to or accompanying payments of estimated taxes, or with respect to or accompanying requests for the extension of time in which to file any such report, return, document, declaration or other information.

Section 4.11 Change of Control Arrangements; No Excess Parachute Payment.

(a) Neither the execution and delivery of this Agreement, the Offer, the consummation of the Merger or the other transactions contemplated by this Agreement nor compliance with the terms hereof will (either alone or in conjunction with any other event), except as otherwise set forth in Section 4.11(a) of the Company Disclosure Letter, (i) entitle any current or former employee, officer, director or consultant of the Company or any Company Subsidiary (each, a “Company Participant”) to enhanced severance or termination pay, change in control or similar payments or benefits, (ii) result in, cause the accelerated vesting or delivery of, or increase the amount or value of, any payment or benefit to any Company Participant, (iii) trigger any payment or funding (through a grantor trust or otherwise) of any compensation or benefits under, increase the amount payable or trigger any other material obligation pursuant to, or increase the cost of, any Company Benefit Plan (as defined in Section 4.14(a)) or Company Benefit Agreement (as defined in Section 4.14(a)) or (iv) result in any breach or violation of, or a default under, any Company Benefit Plan or Company Benefit Agreement. The total amount of all payments and the fair market value of all non-cash benefits (other than benefits pursuant to the Company Stock Options or any Company Common Stock held by any Company Participant that does not constitute restricted shares as of the date hereof) that may become payable or be provided to any Company Participant under the Company Benefit Plans and Company Benefit Agreements (assuming for such purpose that such individual’s employment were terminated immediately following the Effective Time as if the Effective Time were the date hereof) will not exceed the amount set forth in Section 4.11(a) of the Company Disclosure Letter.

(b) Other than payments that shall be made to Persons set forth on Section 4.11(b) of the Company Disclosure Letter (the “Primary Company Executives”), no amount or other entitlement that could be received (whether in cash or property or the vesting of property) as a result of the Offer, the Merger or any other transaction contemplated by this Agreement (alone or in combination with any other event) by any other Company Participant who is a “disqualified individual” (as such term is defined in Treasury Regulation Section 1.280G-1) under any Company Benefit Plan, Company Benefit Agreement or other compensation arrangement would be characterized as an “excess parachute payment” (as such term is defined in Section 280G(b)(1) of the Code), and no such other disqualified individual is entitled to receive any additional payment (e.g., any Tax gross up or other payment) from the Company, Parent or any other Person in the event that the excise Tax required by Section 4999(a) of the Code is imposed on such disqualified individual. Section 4.11(b) of the Company Disclosure Letter sets forth (i) a complete and accurate list of the Company’s reasonable, good faith estimate of the maximum amount that could be received (whether in cash or property or the vesting of property, and including the amount of any Tax gross up) by each Primary Company Executive as a result of the Offer, the Merger or any other transaction contemplated by this Agreement (alone or in combination with any other event) under all Company Benefit Agreements and Company Benefit Plans and (ii) the “base amount” (as defined in Section 280G(b)(3) of the Code) for each Primary Company Executive, estimated as of the date of Closing.

Section 4.12 Litigation. Other than tax matters, employee benefits matters, labor and employment matters, environmental matters or intellectual property matters, which are the subjects of Sections 4.10, 4.14, 4.15, 4.16 and 4.17, respectively:

(a) There is no claim, suit, action, investigation, indictment or information, or administrative, arbitration or other proceeding (“Litigation”) pending or, to the knowledge of the Company, threatened against or affecting the Company or any of the Company Subsidiaries or any of their respective assets which, individually or in the aggregate, has had or, if adversely determined, would reasonably be expected to have, a Company Material Adverse Effect.

(b) There is no Order of any Governmental Entity or arbitrator outstanding against, or, to the knowledge of the Company, investigation by, any Governmental Entity involving the Company or any of the Company Subsidiaries or any of their respective assets that, individually or in the aggregate, has had or is reasonably expected to have a Company Material Adverse Effect.

Section 4.13 Material Contracts.

(a) Except for (1) Contracts filed or listed as an exhibit to the Company’s annual report on Form 10-K for the fiscal year ended September 30, 2008 and (2) those Contracts set forth on Section 4.13(a) of the Company Disclosure Letter, neither the Company nor any Company Subsidiary is party to any Company Material Contract. For the purposes of this Agreement, “Company Material Contract” shall mean the following (including any series of one or more related Contracts):

(i) Any severance agreement and any employment or other Contract (as defined in Section 9.14(g)) with an employee or former employee, officer or director of the Company or any Company Subsidiary providing for aggregate compensation in excess of $50,000 in any twelve month period (other than any unwritten Contract for the employment of any such employee or former employee implied at law);

(ii) Except as contemplated by the budget attached as Schedule 4.13(a)(ii), any Contract for capital expenditures or the acquisition or construction of fixed assets which requires aggregate future payments in excess of $50,000;

(iii) Any Contract (A) entered into other than in the ordinary course of business containing covenants of the Company or any Company Subsidiary (A) to indemnify or hold harmless another Person, unless such indemnification or hold harmless obligation to such Person, or group of Persons, as the case may be, is less than $50,000 or (B) containing covenants of the Company or any Company Subsidiary not to (or otherwise restricting or limiting the ability of the Company or any Company Subsidiary to) compete in any line of business or geographic or therapeutic area, including any covenant not to compete with respect to the manufacture, marketing, distribution or sale of any product or product line;

(iv) Any Contract requiring aggregate future payments or expenditures and relating to Cleanup, abatement, remediation or similar actions in connection with environmental liabilities;

(v) Any license, royalty Contract or other Contract with respect to (i) material Company IP relating to Core Products to which the Company or any Company Subsidiary is a party that grants, assigns or otherwise transfers to any Person, or restricts the use or registration of, any material rights (including any licenses, assignments, consents to use or register, options or rights of negotiation), title or interest in or to such Intellectual Property (as defined in Section 9.14(s)) or (ii) Intellectual Property which, pursuant to the terms thereof, requires, or may require upon the occurrence of certain events, future material payments by the Company or any Company Subsidiary;

(vi) Any Contract pursuant to which the Company or any Company Subsidiary is required to (with or without the satisfaction of any conditions), or obtains or grants any material rights (including any options or rights of negotiation) to, undertake the development or commercialization of any pharmaceutical product or technology, or any material interest therein;

(vii) Any Contract pursuant to which the Company or any Company Subsidiary has entered into a partnership or joint venture with any other Person (other than the Company or any Company Subsidiary);

(viii) Any indenture, mortgage, loan or credit Contract under which the Company or any Company Subsidiary has outstanding indebtedness in a principal amount in excess of $50,000 or any outstanding note, bond, indenture or other evidence of Indebtedness in a principal amount in excess of $50,000 for borrowed money or otherwise, or guaranteed outstanding indebtedness for money borrowed by others;

(ix) Any Contract under which the Company or any Company Subsidiary is (A) a lessee of real property, (B) a lessee of, or holds or uses, any machinery, equipment, vehicle or other tangible personal property owned by a third person or entity, (C) a lessor of real property, or (D) a lessor of any tangible personal property owned by the Company or Company Subsidiary, in any case referred to in clauses (B) or (D) only which requires future annual payments in excess of $50,000;

(x) Any Contract under which the Company or any Company Subsidiary is a purchaser or supplier of goods and services which, pursuant to the terms thereof, requires future payments by the Company or any Company Subsidiary in excess of $50,000 per annum;

(xi) Any material Contract (including guarantees) between the Company and any Company Subsidiary, other than any Contract relating to the operation of the Company and the Company Subsidiaries in the ordinary course;

(xii) Any Contract which requires future payments by the Company or any Company Subsidiary in excess of $50,000 per annum containing “change of control” or similar provisions;

(xiii) Any Contract relating to the acquisition or disposition of any business or any material assets other than in the ordinary course of business (whether by merger, sale of stock or assets or otherwise);

(xiv) Any Contract entered into other than in the ordinary course of business that (A) involves aggregate payments by or to the Company or any Company Subsidiary in excess of $50,000 per annum, other than a purchase or sales order or other Contract entered into in the ordinary course of business consistent with past practice or (B) by its terms does not terminate within one year after the date of such Contract and is not cancelable during such period without penalty or without payment;

(xv) Any Contract the termination or breach of which, or in respect of which the failure to obtain any consent required in connection with the transactions contemplated by this Agreement, is reasonably likely to have a Company Material Adverse Effect; and

(xvi) Any material Contracts relating in any material respect to any Core Product (any such contract, a “Products Contract”).

To the knowledge of the Company, all Company Material Contracts are valid and in full force and effect and, to the knowledge of the Company, enforceable in accordance with their respective terms, subject to applicable bankruptcy, insolvency, reorganization, moratorium or other laws relating to or affecting the rights and remedies of creditors generally and to general principles of equity (regardless of whether considered in a proceeding in equity or at law), except to the extent that (x) they have previously expired or terminated in accordance with their terms, (y) in the case of Company Material Contracts that are not Products Contracts, any failures to be in full force and effect which, individually or in the aggregate, are not reasonably likely to have a Company Material Adverse Effect, and (z) in the case of Company Material Contracts that are Products Contracts, any failures to be in full force and effect which, individually or in the aggregate, are not reasonably likely to materially and adversely affect the related Product. Neither the Company nor any Company Subsidiary, nor, to the knowledge of the Company, any counterparty to any Company Material Contract, has violated any provision of, or committed or failed to perform any act which, with or without notice, lapse of time or both, would constitute a default under the provisions of, any Company Material Contract, except in each case for those violations or defaults which, individually or in the aggregate, are not reasonably likely to have a Company Material Adverse Effect. Neither the Company nor any Company Subsidiary, nor, to the knowledge of the Company, any counterparty to any Products Contract has (A) violated any provision of, or committed or failed to perform any act which, with or without notice, lapse of time or both, would constitute a default under the provisions of any Products Contract or (B) notified the Company, either orally or in writing, of any intent to breach, fail to perform, terminate, or not renew any Products Contract, other than, in the case of (A) and (B) above, any such violations, commissions, failures or notifications that, individually or in the aggregate, are not reasonably likely to materially and adversely affect the related Product. The Company has no knowledge of any pending or threatened bankruptcy, insolvency or similar proceeding with respect to any party to any Company Material Contract which has had or is reasonably expected to have a Company Material Adverse Effect. Neither the Company nor any Company Subsidiary (i) is a party to any voting agreement with respect to the voting of any securities of the Company or (ii) has any contractual obligation to file a registration statement under the Securities Act, in respect of any securities of the Company or any Company Subsidiary.

Section 4.14 Employee Benefit Plans.

(a) Section 4.14(a)(i) of the Company Disclosure Letter sets forth a list, as of the date hereof, of all “employee pension benefit plans” (as defined in Section 3(2) of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”)) (sometimes referred to individually as a “Company Pension Plan” and collectively as the “Company Pension Plans”), all “employee welfare benefit plans” (as defined in Section 3(1) of ERISA) (sometimes referred to individually as a “Company Welfare Plan” and collectively as the “Company Welfare Plans”), and each vacation or paid time off, severance, termination, retention, change in control, employment, incentive compensation, performance, profit sharing, stock-based, stock-related, stock option, fringe benefit, perquisite, stock purchase, stock ownership, phantom stock and deferred compensation plan, arrangement, agreement and understanding and other compensation, benefit and fringe benefit plans, arrangements, agreements and understandings (whether or not legally binding), sponsored, maintained, contributed to or required to be sponsored, maintained or contributed to, by the Company, any

Company Subsidiary or any other Person that, together with the Company, is treated as a single employer under Section 414(b), (c), (m) or (o) of the Code or any other applicable Law (each, a “Commonly Controlled Entity”), in each case, providing benefits to any Company Participant, but not including the Company Benefit Agreements (all such plans, arrangements, agreements and understandings, including any such plan, arrangement, agreement or understanding entered into or adopted on or after the date of this Agreement, collectively, “Company Benefit Plans”). Section 4.14(a)(ii) of the Company Disclosure Letter sets forth a list, as of the date hereof, of (i) each employment, deferred compensation, change in control, severance, termination, employee benefit, loan or indemnification agreement between the Company or any Company Subsidiary, on the one hand, and any Company Participant, on the other hand, and (ii) each contract between the Company or any Company Subsidiary, on the one hand, and any Company Participant, on the other hand (all such contracts under the foregoing clauses (i) and (ii), including any contract which is entered into on or after the date of this Agreement, collectively, “Company Benefit Agreements”).

(b) The Company has made available to Parent true and complete copies of (i) each Company Benefit Plan and each Company Benefit Agreement (or, in the case of any unwritten Company Benefit Plan or Company Benefit Agreement, a written summary of the material provisions of such plan or agreement) in effect on the date hereof, (ii) the most recent report on Form 5500 filed with the Internal Revenue Service with respect to each Company Benefit Plan in effect on the date hereof, to the extent any such report was required by applicable Law, (iii) the most recent summary plan description for each Company Benefit Plan for which such a summary plan description is required by applicable Law and (iv) each currently effective trust agreement or other funding vehicle relating to any Company Benefit Plan. Neither the Company nor any Commonly Controlled Entity has sponsored, maintained, contributed to or been obligated to sponsor, maintain or contribute to, or has any actual or contingent liability under, any benefit plan that is subject to Title IV of ERISA or Section 412 of the Code or is otherwise a defined benefit pension plan or is a plan described in Section 3(40) of ERISA or Section 413 of the Code. With respect to any Company Welfare Plan or any Company Benefit Agreement that is an employee welfare benefit plan, (A) no such Company Welfare Plan or Company Benefit Agreement is funded through a “welfare benefits fund” (as such term is defined in Section 419(e) of the Code), (B) each such Company Welfare Plan and Company Benefit Agreement that is a “group health plan” (as such term is defined in Section 5000(b)(1) of the Code) materially complies with the applicable requirements of Section 4980B(f) of the Code and any applicable similar state or local Law and (C) to the knowledge of the Company, each such Company Welfare Plan and Company Benefit Agreement (including any such plan or agreement covering retirees or other former employees) may be amended or terminated without material liability to the Company or any Company Subsidiary on or at any time after the Effective Time. No Company Welfare Plan or Company Benefit Agreement that is an employee welfare benefit plan as defined under ERISA Section 3(1) provides benefits to, or on behalf of, any former employee after the termination of employment except (1) where the full cost of such benefit is borne entirely by the former employee (or his eligible dependents or beneficiaries) or (2) where the benefit is required by Section 4980B of the Code.

(c) To the knowledge of the Company (i) each Company Benefit Plan and Company Benefit Agreement has been administered in all material respects in accordance with its terms and with all applicable Laws, including ERISA and the Code; (ii) all material contributions, including participant contributions, and benefit payments required under each Company Benefit Plan and Company Benefit Agreement have been made in full on a timely and proper basis pursuant to the terms of such plan or agreement and applicable Law; (iii) no Company Participant has received or is reasonably expected to receive any payment or benefit from the Company or any Company Subsidiary that would be nondeductible pursuant to Section 162(m) of the Code or any other applicable Law, except as otherwise set forth in Section 4.14(c) of the Company Disclosure Letter; (iv) each Company Pension Plan that is intended to comply with the provisions of Section 401(a) of the Code has been the subject of a determination letter from the Internal Revenue Service or an application therefor with respect to all material and applicable Tax law changes to the effect that such Company Pension Plan currently is qualified and exempt from income Taxes under Section 401(a) of the Code and the trust relating to such plan is exempt from income Taxes under Section 501(a) of the Code, and, to the knowledge of the Company, no such determination letter has been revoked and, to the knowledge of the Company, revocation has not been threatened, and, to the knowledge of the Company, no event has occurred since the date of the most recent determination letter or application therefor relating to any such Company Pension Plan that is reasonably expected to affect the qualification of such Company Pension Plan adversely or materially increase the costs relating thereto or require security under Section 307 of ERISA; (v) the Company has made available to Parent a copy of the most recent determination letter received with respect to each Company Pension Plan for which such a letter has been issued, as well as a copy of any pending application for a determination letter and a complete and accurate list of all amendments to any Company Pension Plan in effect as of the date hereof as to which a favorable determination letter has not yet been received; (vi) there are no understandings, agreements or undertakings, written or oral, with any Person (other than pursuant to the express terms of the applicable Company Benefit Plan or Company Benefit Agreement) that are (pursuant to any such understandings, agreements or undertakings) reasonably expected to result in any material liabilities if such Company Benefit Plan or Company Benefit Agreement were amended or terminated upon or at any time after the Effective Time or that would prevent any unilateral action by the Company (or, after the Effective Time, Parent) to effect such amendment or termination; (vii) only officers, directors and employees of the Company or any Company Subsidiaries are eligible for compensation or benefits under the terms of each Company Benefit Plan and Company Benefit Agreements, and, to the knowledge of the Company, each individual who is classified by the Company or any Company Subsidiary as an “employee” or as an “independent contractor” is properly so classified; and (viii) except as set forth in Section 4.14(b) of the Company Disclosure Letter or Section 4.14(c) of the Company Disclosure Letter, notwithstanding any oral or written representation to the contrary, no Company Participant is entitled to any gross-up, make-whole or other additional payment from the Company or any Company Subsidiary in respect of any Tax (including Federal, state, local or foreign income, excise or other Taxes (including Taxes imposed under Section 409A of the Code)) or interest or penalty related thereto.

(d) To the knowledge of the Company, each Company Benefit Plan and each Company Benefit Agreement for the benefit of any employee, officer or director of the Company that is a “nonqualified deferred compensation plan” within the meaning of Section 409A(d)(1) of the Code (a “Nonqualified Deferred Compensation Plan”) subject to Section 409A of the Code has been operated in material compliance with Section 409A of the Code since January 1, 2005, based upon a good faith, reasonable interpretation of (i) Section 409A of the Code and (ii)(A) the Final Regulations issued thereunder or (B) Internal Revenue Service Notice 2005-1 (clauses (i) and (ii), together, the “409A Authorities”), and the Company has used its reasonable best efforts to amend each Nonqualified Deferred Compensation Plan to the extent required to comply with Section 409A and the Final Regulations issued thereunder.

Section 4.15 Labor and Employment Matters.

(a) The Company and the Company Subsidiaries are neither party to, nor bound by, any labor agreement, collective bargaining agreement, work rules or practices, or any other labor-related agreements or arrangements with any labor union, labor organization or works council; there are no labor agreements, collective bargaining agreements or any other labor-related agreements that pertain to any of the employees of the Company or the Company Subsidiaries; and no employees of the Company or the Company Subsidiaries are represented by any labor organization with respect to their employment with the Company or the Company Subsidiaries.

(b) No labor union, labor organization, works council, or group of employees of the Company or the Company Subsidiaries has made a pending demand for recognition or certification, and there are no representation or certification proceedings or petitions seeking a representation proceeding presently pending or threatened in writing to be brought or filed with the National Labor Relations Board or any other labor relations tribunal or authority. The Company and the Company Subsidiaries have no knowledge of any labor union organizing activities with respect to any employees of the Company or the Company Subsidiaries.

(c) From January 1, 2004 to the date of this Agreement, there has been no actual or, to the knowledge of the Company or the Company Subsidiaries, threatened material labor arbitrations, material grievances, labor disputes, strikes, lockouts, slowdowns or work stoppages against or affecting the Company or the Company Subsidiaries.

(d) The Company and the Company Subsidiaries are in compliance in all material respects with all applicable laws respecting employment and employment practices, including, without limitation, all laws respecting terms and conditions of employment, health and safety, wages and hours, child labor, immigration, employment discrimination, disability rights or benefits, equal opportunity, plant closures and layoffs, affirmative action, workers’ compensation, labor relations, employee leave issues and unemployment insurance, except where such non-compliance would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect.

(e) The Company and the Company Subsidiaries are not delinquent in any material respect in payments to any employees or former employees for any services or amounts required to be reimbursed or otherwise paid, except where such delinquency would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect.

(f) To the knowledge of the Company, no employee of the Company or any Company Subsidiary is in any respect in violation of any term of any employment agreement, nondisclosure agreement, common law nondisclosure obligation, fiduciary duty, non-competition agreement, restrictive covenant or other obligation to a former employer of any such employee relating (i) to the right of any such employee to be employed by the Company or the Company Subsidiaries or (ii) to the knowledge or use of trade secrets or proprietary information, except for such violations as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect.

(g) The Company and the Company Subsidiaries have no knowledge that any of the individuals at or above the level of Vice-President intends to terminate his or her employment.

Section 4.16 Environmental Matters.

(a) Each of the Company and the Company Subsidiaries has been at all times and is in compliance with all applicable Environmental Laws, including, but not limited to, possessing all Environmental Permits (as defined in Section 9.14(j)) required for its operations under applicable Environmental Laws, except for such noncompliance as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect. To the extent that any applicable Environmental Law requires the Company or any Company Subsidiary to have filed applications to renew any such Environmental Permits, the Company and each such Company Subsidiary has filed such applications in accordance with the time periods set forth in such Environmental Law in order to allow continued operation in accordance with the terms of such Environmental Permits, except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect.

(b) There is no pending or, to the knowledge of the Company, threatened claim, lawsuit or administrative proceeding against the Company or any Company Subsidiary under or pursuant to any Environmental Law that, individually or in the aggregate, would reasonably be expected to have a Company Material Adverse Effect.

(c) Neither the Company nor any Company Subsidiary has received written notice from any Person, including but not limited to any Governmental Entity, alleging that the Company or such Company Subsidiary has been or is in violation or potentially in violation of any applicable Environmental Law or otherwise may be liable under any applicable Environmental Law, except with respect to matters that would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect. Neither the Company nor any Company Subsidiary has received any written requests for information from any Person, including, but not limited to any Governmental Entity, with respect to any matter that could result in liability pursuant to any Environmental Law, including, but not limited to, written requests for information pursuant to the federal Comprehensive Environmental Response, Compensation and Liability Act (“CERCLA”), except with respect to such matters that, individually or in the aggregate, would reasonably be expected to have a Company Material Adverse Effect.

(d) Neither the Company nor any Company Subsidiary is a party or subject to any administrative or judicial order or decree pursuant to the Environmental Laws that, individually or in the aggregate, would reasonably be expected to have a Company Material Adverse Effect.

(e) With respect to real property currently or formerly owned, leased or operated by the Company or any Company Subsidiary, to the knowledge of the Company, there have been no Releases of Hazardous Substances (as defined in Section 9.14(o)) on or underneath any of such real property that, individually or in the aggregate, would reasonably be expected to have a Company Material Adverse Effect.

(f) The transactions contemplated by this Agreement will not require any filing or other action under any so-called “transaction-triggered” Environmental Laws, including, but not limited to, the New Jersey Industrial Site Recovery Act and the Connecticut Transfer Act.

(g) To the knowledge of the Company, there are presently no conditions or circumstances, including, but not limited to, pending or proposed Environmental Laws or any changes or amendments to existing Environmental Laws or Environmental Permits that would be reasonably likely to require the Company or any Company Subsidiary to incur expenditures or conduct any Cleanup under any current Environmental Laws that, individually or in the aggregate, would reasonably be expected to have a Company Material Adverse Effect.

Section 4.17 Intellectual Property.

(a) Set forth in Section 4.17(a) to the Company Disclosure Letter is a true and complete list of all (A) patents and patent applications, trademarks and service marks and all applications and registrations therefor, all Internet domain names and copyrights included in the Company Owned IP and (B) patents, patent applications, trademarks and service marks included in the Company Licensed IP that are related to any Products.

(b) The Company has or the Company Subsidiaries have an unrestricted and exclusive ownership interest in all Company Owned IP (in each case, free and clear of any Liens) and is listed in the records of the appropriate United States, foreign or other registry as the sole and exclusive current owner of record for each application and registration included in the Company Owned IP. The Company IP includes all Intellectual Property, and the Company’s and the Company Subsidiaries’ rights in and to the Company IP include all Intellectual Property rights, used or otherwise exploited in or necessary for the conduct of the business of the Company and the Company Subsidiaries as currently conducted and planned to be conducted. No academic institution or Governmental Entity has any right, title or interest in or to any Company Owned IP (including any “march in” rights) or any Intellectual Property included in Section 4.17(a) of the Company Disclosure Letter. The Company or a Company Subsidiary has taken commercially reasonable efforts, or contractually requires the Company Partners in those jurisdictions where the Products are marketed or sold solely through Company Partners to take commercially reasonable efforts, to make appropriate submissions of the Company IP to the FDA’s “Orange Book” and all equivalent documents maintained by the EMEA or any other Regulatory Authority for jurisdictions in which the Company or any of the Company Subsidiaries sells, markets or authorizes the sale or marketing of the Products.

(c) To the knowledge of the Company, the Contracts under which the Company has been granted rights in any Intellectual Property owned or controlled by a third Person are valid and legally enforceable, and free and clear of all Liens. The Company has provided Parent with access to true and complete copies of all Contracts under which the Company or any Company Subsidiary has obtained or granted any rights, title or interests in or to, or which by their terms expressly restrict the Company or any Company Subsidiaries with respect to any Intellectual Property (each, an “IP Contract”) related to any or all of the Products, other than standard license agreements for commercially-available, off-the-shelf software. The Company or a Company Subsidiary has the exclusive right to develop, commercialize, manufacture, market, sell, import and otherwise exploit each of the Products and neither the Company nor any Company Subsidiary has granted, assigned or otherwise transferred to any Person any right, title or interest in or to any Product or Product IP.

(d) To the knowledge of the Company, no Person, during the past six years, has misappropriated, infringed, diluted, or otherwise violated, either directly or indirectly, any Company IP, nor is any Person currently doing so. To the knowledge of the Company, no Litigation has been brought or threatened against any Person during the past six years, with respect to any Company IP by the Company, any Company Subsidiaries or, with respect to any or all of the Product IP and to the knowledge of the Company, by any of their licensors during the past six years and, to the knowledge of the Company, there is no basis for any Litigation regarding any of the foregoing.

(e) (A) There has not been any Litigation during the past six years with respect to any Company IP, there is no pending Litigation and, to the knowledge of the Company, there is no threatened Litigation (1) alleging misappropriation, infringement, dilution or other violation by the Company or any Company Subsidiary of any Intellectual Property of any Person, (2) challenging the Company’s or any Company Subsidiary’s ownership or use of, or the registrability or maintenance of, any Company Owned IP, (3) challenging the validity or enforceability of any Company Owned IP, (4) alleging that the use by the Company or any Company Subsidiary of Company Licensed IP is in breach of any applicable grant, license, agreement, instrument or other arrangement pursuant to which the Company or any Affiliate acquired the right to use such Intellectual Property, or (5) alleging misuse or antitrust violations arising from the use or other exploitation of any Intellectual Property, and (B) with respect to (1) any or all of the Products and (2) any other material Company IP, to the knowledge of the Company, there is no basis for any Litigation regarding any of the foregoing in (A)(1), (A)(2), (A)(3), (A)(4) or (A)(5); no Company IP has been or is being used or enforced by the Company or the Company Subsidiaries or, with respect to any or all of the Product IP, by any of their licensors, in a manner that, individually or in the aggregate, is reasonably likely to result in the cancellation, invalidity or unenforceability of such Intellectual Property.

(f) All patents and patent applications, trademark registrations and applications and all other applications, registrations and filings under the Company IP (A) meet all material applicable requirements for obtaining a patent, trademark registration or other Intellectual Property registration, including any applicable disclosure requirements, (B) are subsisting, in full force and effect, (C) to the knowledge of the Company, are valid and enforceable, (D) have not expired, been cancelled or abandoned, and (E) have had paid in a timely manner all registration, maintenance and renewal fees necessary to preserve the rights of the Company and the Company Subsidiaries in connection with such Intellectual Property.

(g) The Company and the Company Subsidiaries have taken all commercially reasonable measures to obtain patent rights worldwide, to the extent commercially reasonable to do so, under Company Owned IP and Company Licensed IP as to which they have the necessary prosecution rights, and, to the knowledge of the Company, have not forfeited or otherwise lost any right to file any material patent applications or obtain any material patents in any country in North America or those countries in Europe or Asia in which the Company has the necessary prosecution rights and where the Company, Company Subsidiaries or Company Partners market, sell, manufacture, develop or distribute the Products, such as by failing to meet any filing deadline or otherwise; the Company and the Company Subsidiaries have no reason to believe that the scope of any issued claims under any patents under the Company IP should be less than the scope reflected as of the date hereof in such patents or that the scope of any issued claims under any patent applications under the Company IP will or should be materially less than the scope reflected as of the date hereof in such patent applications.

(h) Neither the Company nor any Company Subsidiary has granted any Person any right to control the prosecution or registration of any Product IP or to bring, defend or otherwise control any Litigations with respect to Product IP, except as expressly permitted under an IP Contract.

(i) Neither the Company nor any Company Subsidiary has entered into nor is subject to any consents, judgments, orders, indemnifications, forbearances to sue, settlement agreements, licenses or other arrangements in connection with the resolution of any disputes or Litigation that (A) restricts the Company or any Company Subsidiaries with respect to any material Intellectual Property, (B) restricts the Company’s or any Company Subsidiary’s businesses in any material manner in order to accommodate any Person’s Intellectual Property, or (C) permits any Person to use any material Company IP except as expressly permitted under an IP Contract.

(j) The Company and each Company Subsidiary has implemented commercially reasonable measures to maintain the confidentiality of the trade secrets and other proprietary information under the Company IP. No current or former employee or contractor of the Company or any Company Subsidiary owns any right, title or interest in or to any of the Company Owned IP. To the knowledge of the Company, there has not been any disclosure of any material confidential information of the Company or any Company Subsidiary (including any such information of any other Person disclosed in confidence to the Company or any Company Subsidiary) to any Person in a manner that has resulted or is likely to result in the loss of trade secret or other rights in and to such information. Except as set forth in Section 4.17(j) of the Company Disclosure Letter, the Company and the Company Subsidiaries have complied in all material respects with all applicable Laws, as well as its own rules, policies, and procedures, relating to privacy, data protection, and the collection and use of personally identifiable information.

Section 4.18 Stockholders’ Rights Agreement. Neither the Company nor any Company Subsidiary has adopted, or intends to adopt, a stockholders’ rights agreement or any similar plan or agreement which limits or impairs the ability to purchase, or become the direct or indirect beneficial owner of, shares or any other equity or debt securities of the Company or any of the Company Subsidiaries.

Section 4.19 Brokers; Schedule of Fees and Expenses. No broker, investment banker, financial advisor or other Person, other than UBS Securities LLC, the fees and expenses of which will be paid by the Company, is entitled to any broker’s, finder’s, financial advisor’s or other similar fee or commission in connection with the Offer, the Merger and the other transactions contemplated by this Agreement based upon arrangements made by or on behalf of the Company. The estimated aggregate fees and expenses incurred and to be incurred by the Company in connection with the Offer, the Merger and the other transactions contemplated by this Agreement (including the fees of UBS Securities LLC and the fees of the Company’s legal counsel) are set forth in Section 4.19 of the Company Disclosure Letter. The Company has furnished to Parent a true and complete copy of all agreements between the Company and UBS Securities LLC relating to the Offer, the Merger and the other transactions contemplated by this Agreement.

Section 4.20 Insurance. The Company has delivered to Parent prior to the date hereof a list that is true and complete in all material respects of all material insurance policies in force naming the Company, any of the Company Subsidiaries or employees thereof as an insured or beneficiary or as a loss payable payee or for which the Company or any Company Subsidiary has paid or is obligated to pay all or part of the premiums. Except as has not had, or is not reasonably expected to have, individually or in the aggregate, a Company Material Adverse Effect, all such insurance policies are in full force and effect, all premiums due and payable thereon have been paid, and neither the Company nor any Company Subsidiary has received, as of the date hereof, written notice of any pending or threatened cancellation or premium increase

(retroactive or otherwise) with respect thereto. Each of the Company and each Company Subsidiary is in compliance with all conditions contained in such insurance policies, except where the failure to so comply has not had, or is not reasonably expected to have, individually or in the aggregate, a Company Material Adverse Effect.

ARTICLE V

REPRESENTATIONS AND WARRANTIES

OF PARENT AND MERGER SUB

Each of Parent and Merger Sub represents and warrants to the Company as of the date hereof and as of the Closing Date (except for those representations and warranties made as of a specific date or time) as follows (except as disclosed in the Parent SEC Reports (as defined in Section 5.6(a))) on or prior to the date hereof (and without regard to any amendment thereto filed after the date of this Agreement)).

Section 5.1 Organization and Good Standing. Each of Parent and Merger Sub is a corporation duly organized, validly existing and in good standing under the laws of its jurisdiction of incorporation. Parent is the legal and beneficial owner of all of the issued and outstanding capital stock of Merger Sub. Merger Sub was formed at the direction of Parent solely for the purposes of effecting the Merger and the other transactions contemplated hereby.

Section 5.2 Authority.

(a) Each of Parent and Merger Sub has all necessary corporate power and authority to execute and deliver this Agreement and the other Transaction Agreements to which it is a party, to perform its obligations hereunder and thereunder and to consummate the Offer, the Merger and the other transactions contemplated hereby and thereby. The execution, delivery and performance by each of Parent and Merger Sub of this Agreement and the other Transaction Agreements to which it is a party and the consummation by each of Parent and Merger Sub of the Merger and the other transactions contemplated hereby and thereby, have been duly authorized by all necessary corporate action on the part of each of Parent and Merger Sub and no other corporate proceedings on the part of each of Parent or Merger Sub, respectively, are necessary to authorize this Agreement and the Transaction Agreements to which it is a party or to consummate the Offer or the Merger or the other transactions contemplated hereby and thereby (other than the filing and recordation of appropriate merger documents as required by the DGCL). Each of this Agreement and the other Transaction Agreements to which it is a party has been, or prior to the Effective Time will be, duly executed and delivered by each of Parent and Merger Sub, as applicable, and, assuming the due authorization, execution and delivery by the other parties hereto and thereto, constitutes, or prior to the Effective Time will constitute, a legal, valid and binding obligation of each of Parent and Merger Sub enforceable against each of Parent and Merger Sub in accordance with its terms subject, as to enforcement of remedies, to bankruptcy, insolvency, reorganization, moratorium or similar laws affecting the rights and remedies of creditors generally and to the effect of general principles of equity. The affirmative vote of a majority of the total votes cast by holders of common stock, par value $0.01 per share, of Merger Sub entitled to vote is the only vote of the holders of capital stock of Merger Sub necessary to approve this Agreement, the Transaction Agreements to which it is a party, the Merger and the other transactions contemplated hereby and thereby.

(b) The Parent Board, at a meeting duly called and held duly and unanimously adopted resolutions approving this Agreement and the other Transaction Agreements, the Offer, the Merger, and the other transactions contemplated by this Agreement.

(c) The Board of Directors of Merger Sub, at a meeting duly called and held (or acting by written consent) duly and unanimously adopted resolutions (i) approving this Agreement, the Offer, the Merger and the other transactions contemplated by this Agreement, (ii) determining that the terms of the Offer, the Merger and the other transactions contemplated by this Agreement are fair to and in the best interests of Merger Sub and its stockholders and (iii) recommending that Parent, as the sole stockholder of Merger Sub, approve and adopt this Agreement and the Merger.

(d) Parent, in its capacity as sole stockholder of Merger Sub, has unanimously approved and adopted this Agreement and the Merger.

Section 5.3 No Conflict. The execution and delivery of this Agreement by each of Parent and Merger Sub do not, and the performance of this Agreement and the Transaction Agreements to which it is a party by each of Parent and Merger Sub and the consummation of the Merger and the other transactions contemplated hereby and thereby will not (a) conflict with or violate (i) the Certificate of Incorporation of Parent or the Bylaws of Parent or (ii) the Certificate of Incorporation of Merger Sub or the Bylaws of Merger Sub, (b) subject to Section 5.4, conflict with or violate any Law or any Order or any rule or regulation of any securities exchange on which Parent’s common stock is listed for trading, or (c) result in a breach of or constitute a default (or an event which with notice or lapse of time or both would become a default) under, give to others any right of termination, amendment, acceleration or cancellation of, result in the triggering of any payment or other obligation or any right of consent, or result in the creation of a Lien on any property or asset of Parent or any of its Subsidiaries pursuant to any note, bond, mortgage, indenture, contract, agreement, lease, license, permit, franchise or other instrument or obligation to which Parent or any of its Subsidiaries is a party or by which Parent or any of its Subsidiaries or any property or asset of any of them is bound or affected except, in the case of clauses (b) and (c) above, for any such conflicts, violations, breaches, defaults or other occurrences which have not had and are not reasonably expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

Section 5.4 Required Filings and Consents. The execution and delivery by each of Parent and Merger Sub of this Agreement and the Transaction Agreements to which it is a party do not, and the performance by each of Parent and Merger Sub of this Agreement and the Transaction Agreements to which it is a party will not, require any consent, approval, order, authorization or permit of, or declaration, registration, filing with, or notification to, any Governmental Entity, except for (i) applicable requirements, if any, of (A) the Exchange Act, including, without limitation, the filing with the SEC of the Schedule TO and the Proxy

Statement, (B) state securities or “blue sky” laws, (C) the DGCL to file the Certificate of Merger or other appropriate documentation and (D) Nasdaq, (ii) those required by the HSR Act, (iii) such filings and approvals as are required to be made or obtained under any foreign antitrust, competition or similar Laws in connection with the consummation of the Merger and the other transactions contemplated by this Agreement, and (iv) the filing of customary applications and notices, as applicable, with the FDA, the EMEA or any other Regulatory Authority.

Section 5.5 Compliance; Regulatory Compliance. Parent (i) has been operated at all times in compliance with all Laws and Orders applicable to Parent or by which any property, business or asset of Parent is bound or affected and (ii) is not in default or violation of any governmental licenses, permits or franchises to which Parent is a party or by which Parent or any property or asset of Parent is bound or affected other than, in the case of clauses (i) and (ii) above, failures to comply, defaults or violations which do not have and are not reasonably expected to have, individually or in the aggregate, a Parent Material Adverse Effect. Parent has not received any written communication during the past two years from a Governmental Entity that alleges that Parent is not in compliance in any material respect with any applicable Law or Order other than any noncompliance that has not had and is not reasonably expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

Section 5.6 SEC Filings; Financial Statements.

(a) Parent has filed all forms, reports, statements and documents required to be filed with the SEC since December 31, 2005 (the “Parent SEC Reports”), each of which has complied in all material respects with the applicable requirements of the Securities Act and the rules and regulations promulgated thereunder, the Exchange Act and the rules and regulations promulgated thereunder, and the Sarbanes-Oxley Act and the rules and regulations thereunder, each as in effect on the date so filed, except to the extent updated, amended, restated or corrected by a subsequent Parent SEC Report filed or furnished to the SEC by Parent, and in either case, publicly available prior to the date hereof (each, a “Parent Filed SEC Report”). None of the Parent SEC Reports (including any financial statements or schedules included or incorporated by reference therein) contained when filed or currently contains, and any Parent SEC Reports filed with the SEC subsequent to the date hereof will not contain, any untrue statement of a material fact or omission to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, except to the extent updated, amended, restated or corrected by a subsequent Parent Filed SEC Report.

(b) Except to the extent updated, amended, restated or corrected by a subsequent Parent Filed SEC Report, all of the financial statements included in the Parent SEC Reports, in each case, including any related notes thereto, as filed with the SEC (those filed with the SEC are collectively referred to as the “Parent Financial Statements”), comply as to form in all material respects with applicable accounting requirements and the published rules of the SEC with respect thereto and have been prepared in accordance with GAAP applied on a consistent basis throughout the periods involved (except as may be indicated in the notes thereto or, in the case of the unaudited statements, as may be permitted by Form 10-Q of the SEC and subject, in the case of the unaudited statements, to normal, year-end audit adjustments which are not reasonably expected to have, individually or in the aggregate, a Parent Material Adverse Effect). The consolidated balance sheets (including the related notes) included in such Parent Financial Statements (if applicable, as updated, amended, restated or corrected in a subsequent Parent Filed SEC Report) fairly present, in all material respects, the consolidated financial position of Parent and the Parent Subsidiaries at the respective dates thereof, and the consolidated statements of operations, stockholders’ equity and cash flows (in each case, including the related notes) included in such Parent Financial Statements (if applicable, as updated, amended, restated or corrected in a subsequent Parent Filed SEC Report) fairly present, in all material respects, the consolidated statements of operations, stockholders’ equity and cash flows of Parent and the Parent Subsidiaries for the periods indicated, subject, in the case of the unaudited statements, to normal, year-end audit adjustments which are not reasonably expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

Section 5.7 Absence of Certain Changes or Events. Except as contemplated by this Agreement, since the date of the most recent audited financial statements included in the Parent SEC Reports and through the date hereof, Parent and its Subsidiaries have conducted their respective businesses only in the ordinary course in all material respects and in a manner consistent with prior practice in all material respects and there has not been any event or occurrence of any condition that has had or is reasonably expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

Section 5.8 Litigation. There is no Litigation pending or, to the knowledge of Parent, threatened against or affecting Parent or any Subsidiary of Parent or any of their respective assets which, if adversely determined, individually or in the aggregate, has had or is reasonably expected to have a Parent Material Adverse Effect.

Section 5.9 Financing. Parent has cash available or has existing borrowing facilities or firm financing commitments that, together with the cash of the Company, are sufficient to enable it to pay the cash portion of the Merger Consideration payable as required by this Agreement and to otherwise consummate the transactions contemplated by this Agreement.

Section 5.10 Brokers. No broker, investment banker, financial advisor or other Person, other than Morgan Stanley & Co., Inc., the fees and expenses of which will be paid by Parent, is entitled to any broker’s, finder’s, financial advisor’s or other similar fee or commission in connection with the Merger and the other transactions contemplated by this Agreement based upon arrangements made by or on behalf of Parent.

ARTICLE VI

COVENANTS

Section 6.1 Conduct of Company’s Business Pending the Merger.

(a) From the date of this Agreement until the earlier of (i) such time as designees of Parent first constitute at least a majority of the Company Board pursuant to Section

1.3(a) and (ii) the Effective Time, except as otherwise consented to by Parent in writing (including by electronic mail) (such consent not to be unreasonably delayed), and except as disclosed in Section 6.1(a) of the Company Disclosure Letter or as otherwise explicitly required by this Agreement, (i) the Company shall, and shall cause the Company Subsidiaries to, conduct their respective businesses only in, and the Company and the Company Subsidiaries shall not take any action except in, the ordinary course of business consistent with past practice and (ii) the Company and the Company Subsidiaries shall use their reasonable best efforts to preserve intact their business organizations, to preserve their assets and properties in good repair and condition, to keep available the services of their current officers and employees and to preserve, in all material respects, the current relationships of the Company and the Company Subsidiaries with customers, suppliers, licensors, licensees, distributors and other Persons with which the Company or the Company Subsidiaries have business dealings.

(b) Without limiting the generality of the foregoing, except as set forth in Section 6.1(b) of the Company Disclosure Letter or as otherwise explicitly required by this Agreement, from the date of this Agreement until the earlier of (i) such time as designees of Parent first constitute at least a majority of the Company Board pursuant to Section 1.3(a) and (ii), except as otherwise consented to by Parent in writing (including by electronic mail) (such consent not to be unreasonably withheld or delayed), the Company shall not, nor shall the Company permit any of the Company Subsidiaries to:

(i) amend the Company Organizational Documents or the equivalent organizational documents of any Company Subsidiary;

(ii) declare or pay any dividends on or make other distributions (whether in cash, stock or property) in respect of any of its capital stock, except for dividends and distributions by a direct or indirect wholly owned Company Subsidiary to its parent;

(iii) subdivide, reclassify, recapitalize, split, combine or exchange or enter into any similar transaction with respect to any of its capital stock or issue or authorize or propose the issuance of any other securities in respect of, in lieu of or in substitution for shares of its capital stock, except for any split, combination or reclassification of capital stock of a wholly-owned Company Subsidiary, or any issuance or authorization or proposal to issue or authorize any securities of a wholly-owned Company Subsidiary to the Company or another wholly-owned Company Subsidiary;

(iv) repurchase, redeem or otherwise acquire any shares of its capital stock or any Company Stock Rights, other than in connection with (A) the forfeiture or expiration of outstanding Company Options and (B) the withholding of shares of Company Common Stock to satisfy Tax obligations with respect to the exercise of Company Options pursuant to any obligations contained in the Company Stock Plans;

(v) issue, deliver or sell, or authorize, propose or reserve for issuance, delivery or sale, or otherwise encumber, any shares of its capital stock or any Company Stock Rights, other than (A) the issuance of shares upon the exercise of Company Options, in each case outstanding on the date of this Agreement in accordance with their present terms and (B) the issuance of stock options and shares of capital stock to newly hired employees (the hiring of whom is otherwise permissible pursuant to the terms of this Agreement) in the ordinary course of business under the Company Stock Plans in existence as of the date hereof;

(vi) create, assume or incur any indebtedness for borrowed money or guaranty any such indebtedness of another Person, or repay, redeem or repurchase any such indebtedness;

(vii) make any loans, advances or capital contributions to, or any investments in, any other Person (other than loans or advances between any wholly owned Company Subsidiaries or between the Company and any wholly owned Company Subsidiaries);

(viii)(x) sell, assign, lease, license, sell and leaseback, mortgage, pledge or otherwise encumber or dispose of any assets or properties that are material, individually or in the aggregate, to the Company and the Company Subsidiaries, taken as a whole, or (y) enter into, modify or amend any lease of property, except for modifications or amendments that are not adverse to the Surviving Corporation;

(ix) directly or indirectly acquire (x) by merging or consolidating with, or by purchasing assets of, or by any other manner, any division, business or equity interest of any Person (including in a transaction involving a tender or exchange offer, business combination, recapitalization, liquidation, dissolution, joint venture or similar transaction) or (y) any material assets;

(x) implement or adopt any material change in its accounting policies other than as may be required by applicable Law or GAAP and as concurred with by the Company’s independent auditors;

(xi) except to the minimum extent required in order to comply with applicable Law: (A) amend any of the terms or conditions of employment for any of its directors or officers, (B) adopt, enter into, terminate or amend any Company

Benefit Plan, Company Benefit Agreement or collective bargaining agreement, other than amendments that are immaterial or administrative in nature, (C) increase in any manner the compensation or benefits of, or pay any bonus to, any Company Participant, other than annual salary increases and target bonuses to be paid to Company employees below the vice president level in the ordinary course of business consistent with past practice, (D) grant any awards under any Company Benefit Plan (including the grant of stock options, stock appreciation rights, performance units, restricted stock, deferred stock awards, stock purchase rights or other stock-based or stock-related awards) except grants to employees who are not officers or directors of the Company in the ordinary course of business consistent with past practices, including with respect to amounts, not to exceed 1,000 shares in the aggregate or remove or modify existing restrictions in any Company Benefit Plan or Company Benefit Agreement on any awards made thereunder, (E) take any action to accelerate the vesting or payment of any compensation or benefits under any contract, Company Benefit Plan or Company Benefit Agreement (except to the extent provided for under any Company Benefit Plans or Company Benefit Agreements in existence as of the date hereof) or (F) make any material determination under any Company Benefit Plan or Company Benefit Agreement that is inconsistent with the ordinary course of business or past practice;

(xii) modify or amend in any material respect or terminate or cancel or waive, release or assign any material rights or claims with respect to, any Company Material Contract or enter into any agreement or contract that would qualify as a Company Material Contract;

(xiii) enter into any material Contract relating to the development or commercialization of any Product or pharmaceutical product, including but not limited to licensing, development, manufacturing, co-development, marketing or co-marketing agreements;

(xiv) pay, loan or advance (other than the payment of compensation, directors’ fees or reimbursement of expenses in the ordinary course of business, including pursuant to existing indemnification agreements with officers and directors) any amount to, or sell, transfer or lease any properties or assets (real, personal or mixed, tangible or intangible) to, or enter into any agreement with, any of its officers or directors or any Affiliate or Associate of any of its officers or directors;

(xv) form or commence the operations of any business or any corporation, partnership, joint venture, business association or other business organization or division thereof or enter into any new line of business that is material to Company and the Company Subsidiaries, taken as a whole;

(xvi) make any material tax election or settle or compromise any material tax liability or refund;

(xvii)(A) pay, discharge, settle or satisfy any claims, Litigation, Liabilities or obligations (whether absolute, accrued, asserted or unasserted, contingent or otherwise), other than the payment, discharge, settlement or satisfaction, in the ordinary course of business consistent with past practice or in accordance with their terms, of Liabilities: (1) reflected or reserved against in, or contemplated by, the most recent consolidated financial statements (or the notes thereto) included in the Company SEC Reports or (2) incurred in the ordinary course of business consistent with past practice or, (B) cancel any material indebtedness (individually or in the aggregate) or waive any claims or rights of substantial value;

(xviii) Except as contemplated by the budget attached as Schedule 4.13(a)(ii), make or agree to make any new capital expenditure or expenditures which, individually, are in excess of $150,000 or, in the aggregate, are in excess of $500,000;

(xix) fail to take any action necessary or advisable to protect or maintain the Company Owned IP (to the extent that necessary prosecution rights are held by the Company) that is material to the conduct of the business of the Company as currently conducted and planned by the Company to be conducted, including the prosecution of all pending applications for patents and trademarks, the filing of any documents or other information or the payment of any maintenance or other fees related thereto; or

(xx) authorize, or commit or agree to take, any of the foregoing actions.

Section 6.2 Access to Information; Confidentiality.

(a) Subject to the confidentiality agreement between Parent and the Company, dated September 30, 2008 (the “Confidentiality Agreement”) and applicable Law, the Company shall, and shall cause each of its Subsidiaries to, afford to Parent and its officers, employees, accountants, counsel, financial advisors and other Representatives, full access at all reasonable times on reasonable notice during the period between the date of this Agreement and the earlier of the Effective Time and the termination of this Agreement in accordance with Section 8.1 to all their properties, books, contracts, commitments, personnel and records, including for the purpose of conducting Phase I environmental site assessments (provided, that such access shall not unreasonably interfere with the business or operations of the Company) and, during such period, the Company shall, and shall cause each of its Subsidiaries to, furnish promptly to Parent (i) a copy of each report, schedule, registration statement and other document filed by it during such period pursuant to the requirements of federal or state securities laws, and (ii) all other information concerning its business, properties, litigation matters, personnel and environmental compliance and property condition as Parent may reasonably request, including bi-weekly sales reports, bi-weekly headcount reports, bi-weekly cash reports, bi-weekly accounts receivable reports and bi-weekly reports on the average selling price of all marketed products of the Company and its Subsidiaries; provided, that nothing in this Section 6.2 shall require the Company to provide any access, or to disclose any information, if permitting such access or disclosing such information would (x) violate applicable Law, (y) violate any of its obligations with respect to confidentiality (provided, that the Company shall, upon the request of Parent, use its reasonable best efforts to obtain the required consent of any third party to such access or disclosure), or (z) result in the loss of attorney-client privilege (provided, that the Company shall use its reasonable best efforts to allow for such access or disclosure in a manner that does not result in a loss of attorney-client privilege). In addition, the Company and its officers and employees shall reasonably cooperate with Parent in Parent’s efforts to comply with the rules and regulations affecting public companies, including the Sarbanes-Oxley Act. No review pursuant to this Section 6.2 shall affect or be deemed to modify any representation or warranty contained herein, the covenants or agreements of the parties hereto or the conditions to the obligations of the parties hereto under this Agreement. All information provided pursuant to this Section 6.2 shall be subject to the terms of the Confidentiality Agreement.

(b) As soon as practicable after the date hereof, the parties shall create a joint transition management committee (the “Transition Committee”) consisting of two Representatives from each of the parties hereto designated from time to time as agreed by the Chief Executive Officers of each of Parent and the Company. The Transition Committee shall be responsible for organizing, developing, managing and implementing a transition plan for the prompt and efficient integration of the business organizations of Parent and the Company and their respective Subsidiaries (the “Transition Plan”) subject to the requirement that control of the management, properties and assets of Parent and the Company, as set forth in this Agreement, shall at all times prior to the Effective Time remain under the control of their respective Boards of Directors.

Section 6.3 Notification of Certain Matters; Regulatory Communications.

(a) Parent shall give prompt notice to the Company and the Company shall give prompt notice to Parent, as the case may be, of the occurrence, or failure to occur, of any event, which occurrence or failure to occur is reasonably likely to cause (a)(i) any representation or warranty of such party contained in this Agreement that is qualified as to “materiality”, “Company Material Adverse Effect” or “Parent Material Adverse Effect” to be untrue or inaccurate in any respect or (ii) any other representation or warranty of such party contained in this Agreement to be untrue or inaccurate in any material respect, in each case at any time from and after the date of this Agreement until the Offer Closing or (b) any material failure of Parent and Merger Sub or the Company, as the case may be, to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by it under this Agreement. In addition, Parent shall give prompt notice to the Company and the Company shall give prompt notice to Parent, as the case may be, of any change or event having, or which is reasonably likely to have, a Company Material Adverse Effect or Parent Material Adverse Effect, as the case may be, or which would be reasonably likely to result in the failure of any of the conditions set forth in Annex A to be satisfied. Notwithstanding the above, the delivery of any notice pursuant to this Section 6.3 will not limit or otherwise affect the representations, warranties, covenants or agreements of the parties, the remedies available hereunder to the party receiving such notice or the conditions to such party’s obligation to consummate the Offer or the Merger.

(b) The Company: (i) shall keep Parent promptly informed of (A) any communication (written or oral) with or from the FDA, EMEA and any other Regulatory Authority and (B) any material communications (written or oral) received from any Person relating to the Company IP and (ii) shall not make any submissions to, or have discussions with, the FDA, EMEA and any other Regulatory Authority without prior disclosure to Parent of the details of such communications or submissions. Parent shall keep the Company informed on a periodic basis of any material communications from the FDA, EMEA, the National Institutes of Health, the Medical Research Council (UK) and any other Regulatory Authority relating to any of the Products.

Section 6.4 Antitrust Filings; Reasonable Best Efforts.

(a) Each party shall make or cause to be made, in cooperation with the other parties and to the extent applicable and as promptly as practicable, (i) an appropriate filing of a Notification and Report Form pursuant to the HSR Act with respect to the transactions contemplated hereby and (ii) all other necessary filings, forms, declarations, notifications, registrations and notices with other Governmental Entities under Competition Laws relating to the transactions contemplated hereby. “Competition Laws” mean the HSR Act, the Sherman Antitrust Act of 1890, as amended, the Clayton Act of 1914, as amended, the Federal Trade Commission Act, as amended, and any other United States federal or state or foreign statutes, rules, regulations, orders, decrees, administrative or judicial doctrines or other laws that are designed to prohibit, restrict or regulate actions having the purpose or effect of monopolization or restraint of trade. Each party shall use its reasonable best efforts to respond at the earliest practicable date to any requests for additional information made by the United States Department of Justice or any other Governmental Entities, and act in good faith and reasonably cooperate with the other party in connection with any investigation of any Governmental Entity. Each party shall use its reasonable best efforts to furnish to each other all information required for any filing, form, declaration, notification, registration and notice. Each party shall give the other party reasonable prior notice of any communication with, and any proposed understanding or agreement with, any Governmental Entity regarding any filings, forms, declarations, notifications, registrations or notices, and permit the other to review and discuss in advance, and consider in good faith the views of the other in connection with, any proposed communication, understanding or agreement with any Governmental Entity with respect to the transactions contemplated by the Agreement. None of the parties shall independently participate in any meeting, or engage in any substantive conversation, with any Governmental Entity in respect of any filings or inquiry without giving the other party prior notice of the meeting and, unless prohibited by such Governmental Entity, the opportunity to attend and/or participate. The parties will consult and cooperate with one another in connection with any information or proposals submitted in connection with proceedings under or relating to any Competition Law. Without limiting the foregoing, the Company and Parent shall each use its reasonable best efforts: (i) to avoid the entry of any judgment that would restrain, prevent or delay the Closing; (ii) to eliminate every impediment under any Competition Law that may be asserted by any Governmental Entity so as to enable the Closing to occur as soon as reasonably possible (and in any event no later than the Outside Date (as defined herein)); and (iii) vigorously to contest and resist any such action or proceeding, including any administrative or judicial action.

(b) Subject to Section 6.4(c), each of the parties to this Agreement agrees to use its reasonable best efforts to take, or cause to be taken, all actions, and to do, or cause to be done, and to assist and cooperate with the other parties to this Agreement in doing, all things necessary, proper or advisable to consummate and make effective, in the most expeditious manner practicable, the Offer, the Merger and the other transactions contemplated by this Agreement, including (i) the obtaining of all other necessary actions or nonactions, waivers, consents, licenses, permits, authorizations, orders and approvals from Governmental Entities and the making of all other necessary registrations and filings (including filings with Governmental Entities, if any), (ii) the obtaining of all consents, approvals or waivers from third parties related to or required in connection with the Offer or the Merger that are necessary to consummate the Offer, the Merger and the transactions contemplated by this Agreement, (iii) the preparation of the Proxy Statement and any other documents that may be required to be filed with the SEC, (iv) the execution and delivery of any additional instruments reasonably necessary to consummate the transactions contemplated by, and to fully carry out the purposes of, this Agreement, and (v) the providing of all such information concerning such party, its subsidiaries, its Affiliates and its subsidiaries’ and Affiliates’ officers, directors, employees and partners as may be reasonably requested in connection with any of the matters set forth in Section 6.4(a) or this Section 6.4(b). Each of Parent and the Company agrees that it will use its reasonable best efforts to obtain prior to the Offer Closing each of the consents that are listed in Section 6.4(b) of the Company Disclosure Letter.

(c) Notwithstanding anything to the contrary in this Section 6.4, neither Parent nor the Company shall be required in order to resolve any objections asserted under Competition Laws by any Governmental Entity with respect to the transactions contemplated by this Agreement to divest any of its businesses, product lines or assets, or take or agree to take any other action or agree to any limitation or restriction.

Section 6.5 No Solicitation; Company Board Recommendation.

(a) The Company shall not, nor shall it authorize or permit any of the Company Subsidiaries or its or their Representatives to, directly or indirectly, (i) solicit, initiate or encourage, or take any other action designed to, or which is reasonably expected to, facilitate, any Company Takeover Proposal, (ii) enter into any agreement with respect to any Company Takeover Proposal or (iii) enter into, continue or otherwise participate in any discussions or negotiations regarding, or furnish to any Person any information with respect to, or otherwise cooperate with, any proposal that constitutes, or is reasonably expected to lead to, any Company

Takeover Proposal. The Company shall, and shall cause the Company Subsidiaries and its Representatives to, immediately cease and cause to be terminated all existing discussions or negotiations with any Person conducted heretofore with respect to any proposal that constitutes, or is reasonably expected to lead to, any Company Takeover Proposal and request the prompt return or destruction of all confidential information previously furnished. Notwithstanding the foregoing, at any time prior to the Offer Closing, in response to a bona fide written Company Takeover Proposal that the Company Board determines (after consultation with outside counsel and a financial advisor of nationally recognized reputation) constitutes, or is reasonably expected to lead to, a Superior Proposal, and which Company Takeover Proposal was not solicited after the date hereof, was made after the date hereof and did not otherwise result from a breach of this Section 6.5(a), the Company may, if a majority of the Company Board determines (after consultation with outside counsel) that it is necessary to take such actions in order to comply with its fiduciary duties to the stockholders of the Company under applicable Law, and subject to compliance with this Section 6.5(a) and Section 6.5(c) and after giving Parent written notice of such determination, (x) furnish information with respect to the Company and the Company Subsidiaries to the Person making such Company Takeover Proposal (and its Representatives) pursuant to a customary confidentiality agreement (which agreement shall include a customary “standstill” or similar covenant) not less restrictive of such Person than the Confidentiality Agreement and containing provisions allowing necessary disclosures to Parent pursuant to Section 6.5(c) hereof; provided that (1) all such information has previously been provided to Parent or is provided to Parent prior to the time it is provided to such Person and (2) such customary confidentiality agreement expressly provides the right for the Company to comply with the terms of this Agreement, including Section 6.5(b) and Section 6.5(c), and (y) participate in discussions or negotiations with the Person making such Company Takeover Proposal (and its Representatives) regarding such Company Takeover Proposal. Without limiting the foregoing, it is agreed that any violation of the restrictions set forth in this Section 6.5(a) by any Representative or Affiliate of the Company or any Company Subsidiary shall be deemed to be a breach of this Section 6.5(a) by the Company.

The term “Company Takeover Proposal” means any inquiry, proposal or offer from any Person relating to, or that is reasonably expected to lead to, any direct or indirect acquisition or purchase, in one transaction or a series of transactions, of any Product or of assets or businesses that constitute 15% or more of the revenues, net income, EBITDA (earnings before interest expense, taxes, depreciation and amortization) or the assets of the Company and the Company Subsidiaries, taken as a whole, or 15% or more of any class of equity securities of the Company or any Company Subsidiary, any tender offer or exchange offer that if consummated would result in any Person beneficially owning 15% or more of any class of equity securities of the Company or any Company Subsidiary, or any merger, consolidation, business combination, recapitalization, liquidation, dissolution, joint venture, binding share exchange or similar transaction involving the Company or any Company Subsidiary pursuant to which any Person or the stockholders of any Person would own 15% or more of any class of equity securities of the Company or any Company Subsidiary or of any resulting parent company of the Company, other than the transactions contemplated by this Agreement.

The term “Superior Proposal” means a bona fide Company Takeover Proposal (provided, that for purposes of this definition references to 15% in the definition of “Company Takeover Proposal” shall be deemed to be references to 50%) which the Company Board determines in good faith (after consultation with outside counsel and a financial advisor of nationally recognized reputation) to be (i) more favorable to the stockholders of the Company from a financial point of view than the Offer and the Merger, taking into account all relevant factors (including all the terms and conditions of such proposal and the Offer and this Agreement (including any changes to the terms of the Offer and this Agreement proposed by Parent in response to such offer or otherwise)) and (ii) reasonably capable of being completed, taking into account all financial, legal, regulatory and other aspects of such proposal.

(b) Neither the Company Board nor any committee thereof shall, (i) (A) withdraw (or qualify or modify in a manner adverse to Parent or Merger Sub), or publicly propose to withdraw (or qualify or modify in a manner adverse to Parent or Merger Sub), the adoption, approval, recommendation or declaration of advisability by the Company Board or any such committee thereof of this Agreement, the Offer, the Merger or the other transactions contemplated by this Agreement or (B) recommend, adopt, approve or declare advisable, or propose publicly to recommend, adopt, approve or declare advisable, any Company Takeover Proposal (any action described in this clause (i) being referred to as a “Company Adverse Recommendation Change”) or (ii) adopt, approve, recommend or declare advisable, or propose to adopt, approve, recommend or declare advisable, or allow the Company or any of the Company Subsidiaries to execute or enter into, any letter of intent, memorandum of understanding, agreement in principle, merger agreement, acquisition agreement, option agreement, joint venture agreement, partnership agreement or other similar agreement constituting or related to, or that is intended to or is reasonably expected to lead to, any Company Takeover Proposal (other than a confidentiality agreement referred to in Section 6.5(a) pursuant to and in accordance with the limitations set forth therein). Notwithstanding the foregoing, at any time prior to Offer Closing Date, the Company Board may make a Company Adverse Recommendation Change if a majority of the Company Board determines (after consultation with outside counsel) that it is necessary to take such actions in order to comply with its fiduciary duties to the stockholders of the Company under applicable Law; provided, however, that no such Company Adverse Recommendation Change may be made until after the fifth calendar day following Parent’s receipt of written notice (a “Company Notice of Adverse Recommendation”) from the Company advising Parent that the Company Board intends to take such action and specifying the reasons therefor, including the terms and conditions of any Superior Proposal that is the basis of the proposed action by the Company Board (it being understood and agreed that (x) any amendment to any material term of such Superior Proposal or (y) with respect to any previous Company Adverse Recommendation Change, any material change in the principal stated rationale by the Company Board for such previous Company Adverse Recommendation Change, shall, in the case of either (x) or (y), require a new Company Notice of Adverse Recommendation and a new five (5) calendar day-period). In determining whether to make a Company Adverse Recommendation Change, the Company Board shall take into account any changes to the terms of this Agreement proposed by Parent in response to a Company Notice of Adverse Recommendation or otherwise.

(c) In addition to the obligations of the Company set forth in Section 6.5(a) and Section 6.5(b), (i) the Company shall promptly advise Parent orally and in writing (and in any case within 24 hours) of any Company Takeover Proposal or any inquiry that is reasonably expected to lead to any Company Takeover Proposal, the material terms and conditions of any such Company Takeover Proposal or inquiry (including any changes thereto) and the identity of the Person making any such Company Takeover Proposal or inquiry and (ii) the Company shall (A) keep Parent fully and promptly informed of the status and material details (including any change to any material term thereof) of any such Company Takeover Proposal or inquiry and (B) provide to Parent promptly after receipt or delivery thereof copies of all correspondence and other written material sent or provided to the Company or any of the Company Subsidiaries from any Person that describes any of the terms or conditions of any Company Takeover Proposal or inquiry. In addition, during the period from the date of this Agreement through the Offer Closing, the Company shall not terminate, amend, modify or waive any provision of any confidentiality agreement to which it or any of its Subsidiaries is a party. During such period, the Company shall enforce, to the fullest extent permitted under applicable law, the provisions of any such agreement, including by obtaining injunctions to prevent any breaches of such agreements and to enforce specifically the terms and provisions thereof in any court of the United States of America or of any state having jurisdiction.

(d) Nothing contained in this Agreement shall prohibit the Company from taking and disclosing to its stockholders a position contemplated by Rule 14(e)-2(a) or Rule 14(d)-9 promulgated under the Exchange Act or from making any disclosure to the Company’s stockholders (including, without limitation, any amendments to its Schedule 14D-9 relating to a Company Adverse Change Recommendation) if, in the good faith judgment of the Company Board, after consultation with outside counsel, failure to so disclose would be inconsistent with applicable Law; provided, however, that all actions taken or agreed to be taken by the Company or the Company Board or any committee thereof shall comply with the provisions of Section 6.5(a).

Section 6.6 Stockholder Litigation. The Company shall give Parent the opportunity to participate (at Parent’s expense) in the defense or settlement of any stockholder Litigation against the Company and its directors relating to the Offer, the Merger or the other transactions contemplated by this Agreement; provided, however, that no such settlement shall be agreed to without Parent’s prior written consent, which consent shall not be unreasonably withheld or delayed, except that Parent shall not be obligated to consent to any settlement which does not include full release of Parent and its Affiliates or which imposes an injunction or other equitable relief upon Parent or any of its Affiliates (including, after the Effective Time, the Surviving Corporation).

Section 6.7 Indemnification; Director and Officer Insurance. For not less than six years from and after the Effective Time, Parent agrees to, and to cause the Surviving Corporation to, indemnify and hold harmless all past and present directors, officers and employees of the Company to the same extent such Persons are indemnified as of the date of this Agreement by the Company pursuant to the Company Certificate of Incorporation and Company By-Laws and indemnification agreements, if any, in existence on the date of this Agreement with any directors, officers or employees of the Company for acts or omissions occurring at or prior to the Effective Time; provided, however, that Parent agrees to, and to cause the Surviving Corporation to, indemnify and hold harmless such Persons to the fullest extent permitted by law for acts or omissions occurring in connection with the approval of this Agreement and the consummation of the transactions contemplated hereby. Parent shall cause the Surviving Corporation to provide, for an aggregate period of not less than six years from the Effective Time, the Company’s current directors and officers an insurance and indemnification policy that provides coverage for events occurring prior to the Effective Time (the “D&O Insurance”) that is no less favorable than the Company’s existing policy or, if substantially equivalent insurance coverage is unavailable, the best available coverage; provided, however, that the Surviving Corporation shall not be required to pay an annual premium for the D&O Insurance in excess of 250 percent of the last annual premium paid prior to the date of this Agreement; provided that Parent may substitute therefor a single premium tail coverage with respect to D&O Insurance at a level at least as favorable as in the D&O Insurance.

Section 6.8 Public Announcements. The initial press release shall be a joint press release and thereafter, during the period between the date of this Agreement and the earlier of the Offer Closing and the termination of this Agreement in accordance with Section 8.1, the Company and Parent each shall obtain the prior consent of the other prior to issuing any press releases or making other public statements and communications with respect to the Merger, the other transactions contemplated by this Agreement or Products, except as may be required by Law or by obligations pursuant to any listing agreement with or rules of Nasdaq. In addition, the Company and Parent shall develop a joint communications strategy and each party shall ensure that, during the period between the date of this Agreement and the earlier of the Offer Closing and the termination of this Agreement in accordance with Section 8.1, all press releases and other public statements and communications (including any communications that would require a filing under Rules 14d-2 or 14d-9 of the Exchange Act), with analysts, members of the financial community or otherwise, with respect to the Offer, the Merger, the other transactions contemplated by this Agreement or Products shall be consistent in all material respects with such joint communications strategy.

Section 6.9 Preparation of SEC Documents; Stockholders’ Meeting.

(a) If the adoption of this Agreement by the stockholders of the Company is required by the DGCL, as soon as practicable following the Offer Closing, the Company shall prepare and file with the SEC, subject to the prior review, comment and approval of Parent (which approval shall not be unreasonably withheld or delayed), a proxy statement relating to the Company Stockholder Approval (such proxy statement, as amended or supplemented from time to time, the “Proxy Statement”). The Company will use its reasonable best efforts to cause the Proxy Statement to be mailed to the Company’s stockholders as promptly as practicable after clearing comments received from the SEC. No filing of, or amendment or supplement to, the Proxy Statement will be made by the Company without Parent’s prior consent (which shall not be unreasonably withheld or delayed) and without providing Parent the reasonable opportunity to review and comment thereon. The Company will advise Parent promptly of any request by the SEC for amendment of the Proxy Statement or comments thereon and responses thereto or requests by the SEC for additional information. If at any time prior to the Effective Time any information relating to Parent or the Company, or any of their respective Affiliates, officers or directors, should become known to Parent or the Company which should be set forth in an amendment or supplement to the Proxy Statement, so that any of such documents would not include any misstatement of a material fact or omit to state any material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, the party which discovers such information shall promptly notify the other parties hereto and an appropriate amendment or supplement describing such information shall be promptly filed with the SEC and, to the extent required by law, disseminated to the stockholders of the Company.

(b) Each of the Company and Parent shall supply such information specifically for inclusion or incorporation by reference in the Proxy Statement necessary so that, at the date it is first mailed to the Company’s stockholders or at the time of the Company Stockholders’ Meeting, the Proxy Statement shall not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. Each of the parties hereto shall use their reasonable best efforts so that the Proxy Statement will comply as to form in all material respects with the requirements of the Exchange Act and the rules and regulations thereunder.

(c) If the adoption of this Agreement by the stockholders of the Company is required by the DGCL, the Company shall take all action necessary to duly call, give notice of, convene and hold a meeting of its stockholders as promptly as practicable for the purpose of obtaining the approval by the Company’s stockholders in accordance with the DGCL (the “Company Stockholders’ Meeting”). The Company shall ensure that the Company Stockholders’ Meeting is called, noticed, convened, held and conducted, and that all proxies solicited in connection with the Company Stockholders’ Meeting are solicited in compliance with applicable Law, the rules of Nasdaq and the Company Organizational Documents.

(d) Notwithstanding the foregoing, if following the Offer and any subsequent offering period and the exercise, if any, of the Top-Up Option, Parent and its Subsidiaries shall own at least 90% of the outstanding shares of the Company Common Stock, the parties hereto shall take all necessary and appropriate action, including with respect to the transfer to Merger Sub of any shares of Company Common Stock held by Parent or any Subsidiary of Parent, to cause the Merger to become effective as soon as practicable after the Offer Closing without the Company Stockholder’s Meeting in accordance with Section 253 of the DGCL.

Section 6.10 Employees.

(a) Parent shall or shall cause the Surviving Corporation to employ those individuals set forth on Section 6.10(a) of the Company Disclosure Letter (collectively, the “Nebido Transition Team”) from the Offer Closing until at least the earliest of (i) the Approval With Label Milestone Date (as defined in the Nebido Contingent Cash Consideration Agreement), the (ii) Approval Without Label Milestone Date (as defined in the Nebido Contingent Cash Consideration Agreement, (iii) December 31, 2009 (the “Nebido Transition Team Employment Period”) and (iv) with respect to any member of the Nebido Transition

Team, such member’s death, disability or voluntary termination of employment. During the Nebido Transition Team Employment Period, the management structure and reporting lines of the Nebido Transition Team shall be as set forth on Section 6.10(a) of the Company Disclosure Letter. Upon the Approval with Label Milestone Date or Approval Without Label Milestone Date, provided that such date occurs on or prior to December 31, 2009, each member of the Nebido Transition Team who is then employed by Parent or the Surviving Corporation shall be provided with a cash bonus in the amount set forth beside his or her name on Section 6.10(a) of the Company Disclosure Letter.

(b) For a period of one year following the Offer Closing, Parent shall or shall cause the Surviving Corporation to either (i) provide the employees of the Company and the Company Subsidiaries who are employed immediately prior to the Effective Time (the “Covered Employees”) who remain employed during such period by Parent, the Surviving Corporation or any of their respective Subsidiaries with compensation and benefits (excluding equity based compensation) which, taken as a whole, have a value substantially comparable, in the aggregate, to the compensation and benefits provided by the Company and the Company Subsidiaries as of the date hereof or (ii) provide or cause the Surviving Corporation (or, in such case, its successors or assigns) to provide Covered Employees who remain employed during such period by Parent, the Surviving Corporation or their respective Subsidiaries with compensation and benefits that, taken as a whole, have a value substantially comparable, in the aggregate, to the Covered Employees than those provided to similarly situated employees of Parent and its Subsidiaries. In addition, except as set forth in Section 6.10(a), for a period of one year following the Offer Closing, Parent shall or shall cause the Surviving Corporation to provide Covered Employees whose employment is terminated by Parent or the Surviving Corporation with severance benefits in accordance with such employee’s individual employment agreement or, in the absence of any such agreement, in accordance with the severance policy of Parent in effect from time to time. Effective not later than the Closing Date, Parent will establish a retention program for those Company employees Parent determines to seek to retain. Parent shall have no obligation and the Company shall take no action that would have the effect of requiring Parent or the Surviving Corporation to continue any specific plans or to continue the employment of any specific Person.

(c) For purposes of determining eligibility to participate in, and non-forfeitable rights under, but not for purposes of benefit accrual under, any employee benefit plan or arrangement of Parent or the Surviving Corporation or any of their respective Subsidiaries, Covered Employees shall receive service credit for service with the Company (and with any predecessor or acquired entities or any other entities for which the Company granted service credit) as if such service had been completed with Parent; provided, however, that such service need not be recognized to the extent that such recognition would result in any duplication of benefits for the same period of service.

(d) To the extent applicable, Parent shall or shall cause the Surviving Corporation and any of their respective Subsidiaries to waive, or use reasonable best efforts to cause its insurance carriers to waive, any pre-existing condition limitation on participation and coverage applicable to any Covered Employee or any of his or her covered dependents under any health or welfare plan of Parent or the Surviving Corporation or any of their respective Subsidiaries (a “New Plan”) in which such Covered Employee or covered dependent shall become eligible to participate after the Effective Time to the extent such Covered Employee or covered dependent was no longer subject to such pre-existing condition limitation under the corresponding Company Benefit Plan in which such Covered Employee or such covered dependent was participating immediately before he or she became eligible to participate in the New Plan. Parent shall or shall cause the Surviving Corporation or the relevant Subsidiary of either to provide each Covered Employee with credit for any co-payments and deductibles paid prior to the Effective Time and during the calendar year in which the Effective Time occurs under any Company Benefit Plan in satisfying any applicable co-payment and deductible requirements for such calendar year under any New Plan in which such Covered Employee participates after the Effective Time.

(e) Nothing in this Section 6.10 shall confer any rights or remedies of any kind or description upon any Covered Employee or any other Person other than the Company and Parent and their respective successors and assigns or be construed as an amendment, waiver or creation of any Company Benefit Plan or Company Benefit Agreement.

(f) The Company and the Company Subsidiaries shall refrain from causing any employees of the Company or the Company Subsidiaries to suffer an “employment loss” as defined in the Worker Adjustment and Retraining Notification Act of 1988 or any similar state or local law (collectively, the “WARN Act”), in the ninety-one (91) days prior to the Offer Closing, without the prior consent of Parent. Notwithstanding Section 6.8 of this Agreement, the Company and the Company Subsidiaries, as applicable, shall cooperate with and provide reasonable assistance to Parent or its agents in preparing and delivering any notices required or potentially required pursuant to the WARN Act (as determined by Parent in its sole discretion) to effectuate the termination of the employment of any employees of the Company or the Company Subsidiaries as of the Effective Time in compliance with the WARN Act; provided, however, that all such notices shall indicate that the terminations of employment are contingent upon the consummation of the Merger.

Section 6.11 Rule 16b-3. Prior to the Offer Closing, the Company shall use reasonable best efforts to cause any dispositions of Company Common Stock (including derivative securities with respect to Company Common Stock) resulting from the transactions contemplated by this Agreement by each individual who is subject to the reporting requirements of Section 16(a) of the Exchange Act with respect to the Company to be exempt under Rule 16b-3 promulgated under the Exchange Act, such efforts to include all steps required be taken in accordance with the No-Action Letter dated January 12, 1999, issued by the SEC to Skadden, Arps, Slate, Meagher & Flom LLP.

Section 6.12 Development Drugs. From and after the Offer Closing, Parent shall use commercially reasonable efforts to develop, in the ordinary course, each of Nebido and Octreotide; provided, that, with respect to (i) Nebido, Parent’s obligations under this Section 6.12 shall terminate on the third anniversary of the Offer Closing and (ii) with respect Octreotide, Parent’s obligations under this Section 6.12 shall terminate on the fourth anniversary of the Offer

Closing. For the purposes of this Section 6.12, “commercially reasonable efforts” shall mean efforts and resources normally used by Parent for a product owned by it or to which it has exclusive rights, which is of similar market potential at a similar stage in its development or product life, taking into account issues of safety and efficacy, product profile, competitiveness of the marketplace, the proprietary position of the compound or product, the regulatory and reimbursement structure involved, the profitability of the applicable products, and other relevant factors.

Section 6.13 State Takeover Laws. If any state takeover Law becomes applicable to the Merger or the other transactions contemplated by this Agreement, the Company and the Company Board shall grant such approvals and take such actions as are necessary so that such transactions may be consummated as promptly as practicable on the terms contemplated by this Agreement and otherwise act to eliminate or minimize the effects of such statute or regulation on such transactions.

Section 6.14 Contingent Stock Rights. Prior to the Effective Time, Parent shall:

(a) pursuant to the Stent Contingent Stock Rights Agreement, dated as of April 17, 2007, between the Company and American Stock Transfer & Trust Company (the “Stent Contingent Stock Rights Agreement”), execute and deliver to the Rights Agent thereunder a supplemental contingent stock rights agreement, providing that Parent shall (i) provide such cash and Contingent Cash Consideration Payments as any Holder (as defined in the Stent Contingent Stock Rights Agreement) would be entitled in accordance with the terms of the Stent Contingent Stock Rights Agreement upon the occurrence of the Milestone Date (as defined in the Stent Contingent Stock Rights Agreement), and (ii) perform and observe each and every covenant, condition, obligation and liability under the Stent Contingent Stock Rights Agreement to be performed and observed by the Company; and

(b) pursuant to the Octreotide Contingent Stock Rights Agreement, dated as of April 17, 2007, between the Company and American Stock Transfer & Trust Company (the “Octreotide Contingent Stock Rights Agreement”), execute and deliver to the Rights Agent thereunder a supplemental contingent stock rights agreement, providing that Parent shall (i) provide such cash and Contingent Cash Consideration Payments as any Holder (as defined in the Octreotide Contingent Stock Rights Agreement) would be entitled in accordance with the terms of the Octreotide Contingent Stock Rights Agreement upon the occurrence of the Milestone Date (as defined in the Octreotide Contingent Stock Rights Agreement), and (ii) perform and observe each and every covenant, condition, obligation and liability under the Octreotide Contingent Stock Rights Agreement to be performed and observed by the Company.

(c) Rule 14d-10 Matters. Notwithstanding anything in this Agreement to the contrary, the Company will not, after the date hereof and prior to the Offer Closing, enter into, establish, amend or modify any plan, program, agreement or arrangement pursuant to which compensation is paid or payable, or pursuant to which benefits are provided, in each case to any former, current or future director, officer, employee, consultant, advisor or independent contractor of the Company or any of its Subsidiaries (or any person who would have assumed such role or performed such duties but for a requirement to refrain from assuming such role or performing such duties in such plan, program, agreement or arrangement) unless, prior to such entry into, establishment, amendment or modification, the Compensation Committee (each member of which shall be an “independent director” in accordance with the requirements of Rule 14d-10(d)(2) under the Exchange Act at the time of any such action) shall have taken all such steps as may be necessary to (i) approve as an Employment Compensation Arrangement each such plan, program, agreement or arrangement and (ii) satisfy the requirements of the non-exclusive safe harbor under Rule 14d-10(d)(2) under the Exchange Act with respect to such plan, program, agreement or arrangement.

Section 6.15 Voting of Shares. Parent shall vote (or cause to be voted) all shares of Company Common Stock beneficially owned by it or Merger Sub in favor of approval of the Merger at the Company Stockholders’ Meeting, unless the DGCL does not require a vote of the stockholders of the Company for consummation of the Merger.

Section 6.16 Conduct of Business by Parent and Merger Sub Pending the Merger. From the date of this Agreement until the Offer Closing Date, except as otherwise contemplated by this Agreement, Parent and Merger Sub agree that they shall not, directly or indirectly, knowingly take or cause to be taken any action that reasonably would be expected to materially delay or impair the consummation of the transactions contemplated hereby.

Section 6.17 No Control of Other Party’s Business. Nothing contained in this Agreement shall give Parent, directly or indirectly, the right to control or direct the Company’s or its Subsidiaries’ operations prior to the Offer Closing Date, and nothing contained in this Agreement shall give the Company, directly or indirectly, the right to control or direct Parent’s or its Subsidiaries’ operations prior to the Offer Closing Date. Prior to the Offer Closing Date, each of the Company and Parent shall exercise, consistent with the terms and conditions of this Agreement, complete control and supervision over its and its Subsidiaries’ respective operations.

ARTICLE VII

CONDITIONS

Section 7.1 Conditions to the Obligation of Each Party. The respective obligations of the Company, Parent and Merger Sub to effect the Merger are subject to the satisfaction or waiver of the following conditions:

(a) Prior to the Effective Time the Company Stockholder Approval shall have been obtained, if required by the DGCL;

(b) At or prior to the Offer Closing, no applicable Law and no temporary restraining order, preliminary or permanent injunction or other judgment, order or decree entered, enacted, promulgated, enforced or issued by any court or other Governmental Entity of competent jurisdiction in the United States or any material foreign jurisdiction (collectively, “Judgments”) shall be and remain in effect which has the effect of prohibiting the consummation of the Merger or the other transactions contemplated by this Agreement;

(c) At or prior to the Offer Closing, there shall not be pending or threatened any suit, action or proceeding by any Governmental Entity which challenges or seeks to enjoin the Merger or the other transactions contemplated by this Agreement;

(d) At or prior to the Offer Closing, Merger Sub shall have previously accepted for payment all shares of Company Common Stock validly tendered and not withdrawn pursuant to the Offer.

Section 7.2 Failure of Conditions. None of the Company, Parent or Merger Sub may rely on the failure of any condition set forth in Section 7.1 to be satisfied to excuse performance by such party of its obligations under this Agreement if such failure was caused by such party’s failure to act in good faith and in a manner consistent with the terms of this Agreement.

ARTICLE VIII

TERMINATION, AMENDMENT AND WAIVER

Section 8.1 Termination. Subject to Section 1.3(c), this Agreement may be terminated and the Offer and the Merger may be abandoned at any time prior to the Effective Time:

(a) by mutual written consent of Parent and the Company;

(b) by either the Parent or the Company:

(i) if the Offer Closing shall not have occurred by July 1, 2009 (the “Outside Date”); provided, however, that the right to terminate this Agreement pursuant to this Section 8.1(b)(i) shall not be available to any party whose failure to fulfill any covenant or agreement contained in this Agreement has been the cause of, or resulted in, the failure of the Offer Closing to have occurred on or by such date; or

(ii) if any Judgment having any of the effects set forth in Section 7.1(b) shall be in effect and shall have become final and nonappealable;

(c) prior to the Offer Closing, by Parent, if the Company shall have breached or failed to perform any of its representations, warranties, covenants or other agreements contained in this Agreement, which breach or failure to perform (i) would give rise to the failure of a condition set forth in clauses (v) or (vi) of Exhibit A and (ii) has not been waived by Parent and is incapable of being cured, or is not cured, by the Company within 20 calendar days following receipt of written notice of such breach or failure to perform from Parent;

(d) by Parent:

(i) at any time prior to the Offer Closing, upon a Company Adverse Recommendation Change; or

(ii) if the Company Board fails to reaffirm publicly its recommendation to the Company’s stockholders to tender their shares of Company Common Stock in the Offer and to vote in favor of the Merger within seven days of Parent’s written request for such reaffirmation;

(e) prior to the Offer Closing by Parent, if the Company shall have materially breached any of the provisions of Section 6.5;

(f) Prior to the Offer Closing by the Company, if (i) Parent or Merger Sub shall have breached or failed to perform in any material respect any of its representations, warranties, covenants or other agreements contained in this Agreement, which breach or failure to perform (A) would result in the representations and warranties of Parent and Merger Sub contained in this Agreement and in any certificate or other writing delivered by Parent or Merger Sub pursuant hereto that are qualified by materiality or Parent Material Adverse Effect not being true and correct in all respects both as of the date of this Agreement and as of the Offer Closing Date as though made on and as of the Offer Closing Date (except to the extent such representations and warranties expressly relate to an earlier date, in which case such representations and warranties shall be true and correct in all respects on and as of such earlier date) or (B) the representations and warranties of Parent and Merger Sub in this Agreement and in any certificate or other writing delivered by Parent or Merger Sub pursuant hereto that are not so qualified not being true and correct in all material respects both as of the date of this Agreement and as of the Offer Closing Date as though made on and as of the Offer Closing Date (except to the extent such representations and warranties expressly relate to an earlier date, in which case such representations and warranties shall be true and correct in all material respects on and as of such earlier date); or (ii) Parent and Merger Sub shall not have performed in all material respects all obligations required to be performed by them under this Agreement at or prior to the Closing Date, and in the case of either (i) or (ii) above, such breach or failure to perform is incapable of being cured, or is not cured, by Parent within 20 calendar days following receipt of written notice of such breach or failure to perform from the Company;

(g) by the Company, at any time prior to Offer Closing, to accept and enter into a binding agreement with respect to a Superior Proposal; provided that for the termination of this Agreement pursuant to this subsection (g) to be effected, the Company shall have complied with the provisions of Section 6.5(a) and the Company shall have paid the Company Termination Fee (as defined in Section 8.2(c)) and otherwise complied with its obligations under Section 8.2(c));

(h) prior to the Offer Closing, by Parent, if a Hydron Impeding Event shall have occurred; or

(i) by the Company, if (1) Merger Sub fails to commence the Offer in violation of Section 1.1 hereof and such breach is not cured within 20 calendar days following receipt of written notice of such breach from the Company, (2) the Offer shall have expired or been terminated without Merger Sub having purchased any shares of Company Common Stock pursuant thereto or (3) Merger Sub, in violation of the terms of this Agreement, fails to accept for payment and to purchase validly tendered shares of Company Common Stock pursuant to the Offer; provided, that the right to terminate this Agreement pursuant to clause (2) of this Section 8.1(i) shall not be available if the Company’s failure to fulfill any covenant or agreement contained in this Agreement has been the cause of, or resulted in, the failure of the Offer having expired or terminated with Merger Sub having purchased any shares of Company Common Stock pursuant thereto.

Section 8.2 Effect of Termination.

(a) In the event of the termination of this Agreement by either Parent or the Company pursuant to Section 8.1 hereof, this Agreement shall forthwith be terminated and have no further effect, the obligations of the parties hereunder shall terminate, and there shall be no liability on the part of any party hereto with respect thereto, except that (i) the provisions of Section 4.19, Section 5.10, the last sentence of Section 6.3(a), this Section 8.2, Section 8.3 and Article IX shall survive the termination of this Agreement and (ii) nothing herein shall relieve any party from liability or damages for fraud or for any willful breach or hereof or for any willful misrepresentation.

(b) Except as provided in this Section 8.2, all fees and expenses incurred in connection with the Offer, the Merger, this Agreement and the transactions contemplated by this Agreement shall be paid by the party incurring such fees or expenses, whether or not the Offer or the Merger is consummated.

(c) (i) In the event that: (w) (A) prior to the Offer Closing, a Company Takeover Proposal shall have been made to the Company and such Company Takeover Proposal becomes publicly known prior to the Offer Closing or shall have been made directly to the stockholders of the Company generally prior to the Offer Closing and, in either case, such Company Takeover Proposal shall not have been publicly withdrawn at least two business days prior to the Offer Closing or any Person shall have publicly announced an intention (whether or not conditional) to make a Company Takeover Proposal, (B) this Agreement is terminated by Parent pursuant to Section 8.1(c) or Section 8.1(e) and (C) within 12 months after such termination, the Company enters into a definitive agreement to consummate a Company Takeover Proposal or consummates a Company Takeover Proposal; or (x) (A) prior to the Offer Closing, a Company Takeover Proposal shall have been made to the Company or shall have been made directly to the stockholders of the Company generally or shall have otherwise become publicly known or any Person shall have publicly announced an intention (whether or not conditional) to make a Company Takeover Proposal, (B) this Agreement is terminated by Parent or the Company pursuant to Section 8.1(b)(i) and (C) within 12 months after such termination, the Company enters into a definitive agreement to consummate a Company Takeover Proposal or consummates a Company Takeover Proposal; or (y) this Agreement is terminated by Parent pursuant to Section 8.1(d); or (z) this Agreement is terminated by Company pursuant to Section 8.1(g), then the Company shall pay Parent a fee equal to $20 million (the “Company Termination Fee”) by wire transfer of same-day funds on the date of termination of this Agreement (except that in the case of termination pursuant to clause (w) or (x) above, the Company shall pay Parent 50% of the Company Termination Fee upon such termination and 50% of the Company Termination Fee on the date of execution of such definitive agreement or, if earlier, consummation of such transactions).

(ii) In the event that this Agreement is terminated by Parent pursuant to (A) Section 8.1(c) or (B) Section 8.1(h) and the cause of the Hydron Impeding Event underlying such termination is not an act of God, natural disaster, war (whether or not declared) or terrorism (and, in the case of either (A) or (B), no amount is payable by Company pursuant to Section 8.2(c)), then, in the case of either (A) or (B), Company shall pay Parent a fee equal to Parent’s out-of-pocket fees and expenses incurred in connection with the Merger, this Agreement and the transactions contemplated hereby but not in excess of $5 million, by wire transfer of same-day funds three (3) business days after the date of such termination of this Agreement as referred to in this sentence; provided that the foregoing shall not limit or be deemed to limit any liability of the Company or damages or other remedy to which Parent may be entitled as a result of any willful breach of this Agreement by the Company. The Company will not be obligated to make a payment pursuant to this Section 8.2(c)(ii) if Company has paid or is required to pay the Company Termination Fee set forth in Section 8.2(c), and any fees paid by the Company under this Section 8.2(c)(ii) will be credited against any such Company Termination Fee to the extent that such fee subsequently becomes payable by the Company.

(iii) The Company acknowledges that the agreements contained in this Section 8.2(c) are an integral part of the transactions contemplated by this Agreement, and that, without these agreements, Parent would not enter into this Agreement; accordingly, if the Company fails promptly to pay the amount(s) due pursuant to this Section 8.2(c), and, to obtain such payment, Parent commences a suit which results in a judgment against the Company for the amount(s) due pursuant to this Section 8.2(c), the Company shall pay to Parent its out-of-pocket costs and expenses (including attorneys’ fees and expenses) in connection with such suit, together with interest on such amount(s) at the prime rate of Citibank, N.A. in effect on the date such payment was required to be made.

Section 8.3 Amendments. Subject to Section 1.3(c) and subject to compliance with applicable Law, this Agreement may be amended by the parties, by action taken or authorized by their respective boards of directors, at any time before or after approval of the matters presented in connection with the Merger by the stockholders the Company; provided, however, that after any approval of the transactions contemplated by this Agreement by the stockholders of the Company, there may not be, without further approval of the stockholders of the Company, any amendment of this Agreement that changes the amount or the form of the consideration to be delivered under this Agreement to the holders of Company Common Stock, or which by applicable Law otherwise expressly requires the further approval of such stockholders. No amendment shall be made to this Agreement after the Effective Time. This Agreement may not be amended except by an instrument in writing signed on behalf of each of the parties.

Section 8.4 Waiver. Subject to Section 1.3(c), at any time prior to the Effective Time, whether before or after the Company Stockholders’ Meeting, any party hereto may (i) extend the time for the performance of any of the covenants, obligations or other acts of any other party hereto or (ii) waive any inaccuracy of any representations or warranties or compliance with any of the agreements, covenants or conditions of any other party or with any conditions to its own obligations. Any agreement on the part of a party hereto to any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such party by its duly authorized officer. The failure of any party to this Agreement to assert any of its rights under this Agreement or otherwise shall not constitute a waiver of such rights. The waiver of any such right with respect to particular facts and other circumstances shall not be deemed a waiver with respect to any other facts and circumstances and each such right shall be deemed an ongoing right that may be asserted at any time and from time to time.

ARTICLE IX

GENERAL PROVISIONS

Section 9.1 Nonsurvival of Representations and Warranties. None of the representations and warranties in this Agreement or in any instrument delivered pursuant to this Agreement shall survive the Effective Time. This Section 9.1 shall not limit the survival of any covenant or agreement of the parties in the Agreement which by its terms contemplates performance after the Effective Time.

Section 9.2 Notices. All notices, requests, claims, demands and other communications under this Agreement shall be in writing and shall be deemed given if delivered personally, sent via electronic mail (receipt confirmed), facsimile (receipt confirmed) or sent by a nationally recognized overnight courier (providing proof of delivery) to the parties at the following addresses (or at such other address for a party as shall be specified by like notice):

(a)	if to the Company to:

Indevus Pharmaceuticals, Inc.

33 Hayden Avenue

Lexington, MA 02421

Fax No.: (781) 861-3830

Attention: Mark Butler, Esq.

with a copy to:

Burns & Levinson LLP

125 Summer Street

Boston, MA 02110

Fax No: (617) 345-3299

Attention: Josef B. Volman, Esq.

(b)	if to Parent or Merger Sub, to it at:

Endo Pharmaceuticals Holdings Inc.

100 Endo Boulevard

Chadds Ford, PA 19317

Fax No.: (610) 558-9864

Attention: Caroline B. Manogue, Esq.

with a copy to:

Skadden, Arps, Slate, Meagher & Flom LLP

Four Times Square

New York, NY 10036

Fax No: (212) 735-2000

Attention: Eileen T. Nugent, Esq.

Section 9.3 Interpretation. When a reference is made in this Agreement to an Article, Section or Exhibit, such reference shall be to an Article or Section of, or an Exhibit to, this Agreement unless otherwise indicated. Whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation.” The words “hereof,” “herein” and “hereunder” and words of similar import when used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement. All terms defined in this Agreement shall have the defined meanings when used in any certificate or other document made or delivered pursuant hereto unless otherwise defined therein. The definitions contained in this Agreement are applicable to the singular as well as the plural forms of such terms and to the masculine as well as to the feminine and neuter genders of such term. Any agreement, instrument or statute defined or referred to herein or in any agreement or instrument that is referred to herein means such agreement, instrument or statute as from time to time amended, modified or supplemented, including (in the case of agreements or instruments) by waiver or consent and (in the case of statutes) by succession of comparable successor statutes and references to all attachments thereto and instruments incorporated therein. References to a Person are also to its permitted successors and assigns.

Section 9.4 Counterparts. This Agreement may be executed in two or more counterparts, all of which shall be considered one and the same agreement and shall become effective when one or more counterparts have been signed by each of the parties and delivered to the other parties.

Section 9.5 Entire Agreement; No Third-Party Beneficiaries. This Agreement and the other Transaction Agreements (including the Confidentiality Agreement and the documents and instruments referred to herein or therein) (a) constitutes the entire agreement, and supersedes all prior agreements and understandings, both written and oral, among the parties with respect to the subject matter of this Agreement and (b) except for the provisions of Section 6.7, is not intended to confer, nor shall it confer, upon any Person other than the parties hereto any rights or remedies or benefits of any nature whatsoever.

Section 9.6 Governing Law. This Agreement shall be governed by, and construed in accordance with, the laws of the State of Delaware, regardless of the laws that might otherwise govern under applicable principles of conflict of laws thereof.

Section 9.7 Assignment. Neither this Agreement nor any of the rights, interests or obligations under this Agreement shall be assigned, in whole or in part, by operation of law or otherwise by either of the parties hereto without the prior written consent of the other party. Any assignment in violation of the preceding sentence shall be void. Subject to the preceding two sentences, this Agreement will be binding upon, inure to the benefit of, and be enforceable by, the parties and their respective successors and assigns.

Section 9.8 Consent to Jurisdiction. Each of the parties hereto (a) consents to submit itself to the personal jurisdiction of any federal court located in the State of Delaware or any Delaware state court for the purpose of any action or proceeding arising out of this Agreement or any of the transactions contemplated by this Agreement, (b) agrees that it will not attempt to deny or defeat such personal jurisdiction by motion or other request for leave from any such court, and (c) agrees that it will not bring any action relating to this Agreement or any of the transactions contemplated by this Agreement in any court other than a federal court located in the State of Delaware or a Delaware state court.

Section 9.9 Headings, etc. The headings and table of contents contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. The disclosure of any matter in the Company Disclosure Letter shall expressly not be deemed to constitute an admission by the Company or Parent, respectively, or to otherwise imply, that any such matter is material for the purpose of this Agreement.

Section 9.10 Severability. If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule of law or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect, insofar as the foregoing can be accomplished without materially affecting the economic benefits anticipated by the parties to this Agreement. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible to the fullest extent permitted by applicable Law in an acceptable manner to the end that the transactions contemplated hereby are fulfilled to the extent possible.

Section 9.11 Failure or Indulgence Not Waiver; Remedies Cumulative. No failure or delay on the part of any party hereto in the exercise of any right hereunder shall impair such right or be construed to be a waiver of, or acquiescence in, any breach of any representation, warranty or agreement herein, nor shall any single or partial exercise of any such right preclude any other or further exercise thereof or of any other right. All rights and remedies existing under this Agreement are cumulative to, and not exclusive of, any rights or remedies otherwise available.

Section 9.12 Waiver of Jury Trial. EACH OF PARENT, MERGER SUB AND THE COMPANY HEREBY IRREVOCABLY WAIVES ALL RIGHT TO TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM (WHETHER BASED ON CONTRACT, TORT OR OTHERWISE) ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY OR THE ACTIONS OF PARENT, MERGER SUB OR THE COMPANY IN THE NEGOTIATION, ADMINISTRATION, PERFORMANCE AND ENFORCEMENT OF THIS AGREEMENT.

Section 9.13 Specific Performance. The parties agree that irreparable damage would occur and that the parties would not have any adequate remedy at law in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement in any federal court located in the State of Delaware or in Delaware state court, this being in addition to any other remedy to which they are entitled at law or in equity.

Section 9.14 Certain Definitions.

(a) “Cleanup” means all actions required to: (1) cleanup, remove, treat or remediate Hazardous Substances in the indoor or outdoor environment; (2) prevent the Release of Hazardous Substances so that they do not migrate, endanger or threaten to endanger public health or welfare or the indoor or outdoor environment; (3) perform pre-remedial studies and investigations and post-remedial monitoring and care; or (4) respond to any government requests for information or documents in any way relating to cleanup, removal, treatment or remediation or potential cleanup, removal, treatment or remediation of Hazardous Substances in the indoor or outdoor environment.

(b) “Company Licensed IP” shall mean all Intellectual Property owned or controlled by a third Person and licensed to the Company or any Company Subsidiary.

(c) “Company Owned IP” shall mean any Intellectual Property in which the Company or any Company Subsidiary has any ownership interest, whether singly, jointly or otherwise.

(d) “Company IP” shall mean the Company Licensed IP and the Company Owned IP.

(e) “Contingent Cash Consideration Agreements” shall mean, collectively, the Nebido Contingent Cash Consideration Agreement and the Octreotide Contingent Cash Consideration Agreement.

(f) “Contingent Cash Consideration Payments” shall mean, collectively, the Nebido Contingent Cash Consideration Payments and the Octreotide Contingent Cash Consideration Payments.

(g) “Contract” shall mean any written or oral agreement, contract, subcontract, settlement agreement, lease, sublease, binding understanding, instrument, note, option, bond, mortgage, indenture, trust document, loan or credit agreement, purchase order, license, sublicense, insurance policy, benefit plan or legally binding commitment or undertaking of any nature, as in effect as of the date hereof or as may hereinafter be in effect.

(h) “Core Product” shall mean (1) the Products listed under the heading “OUR CORE PRODUCTS AND PRODUCT CANDIDATES” in the Company’s Annual Report on Form 10-K for the fiscal year ended September 30, 2008 and (2) the Hydron Technology.

(i) “Environmental Laws” shall mean all federal, state, local or foreign laws, statutes, regulations, ordinances, decrees, directives, judgments, common law, or other enforceable requirements of Governmental Entities, relating to pollution or protection of human health and safety (including workplace health and safety) or the environment, including, without limitation, laws relating to Releases or threatened Release of Hazardous Substances, the protection of human health as a result of exposure to Hazardous Substances, the storage, transport or disposal of solid and hazardous waste, discharges of substances to surface water or groundwater, air emissions, recordkeeping, notification, disclosure and reporting requirements respecting Hazardous Substances, and all laws relating to endangered or threatened species of fish, wildlife and plants and the management or use of natural resources.

(j) “Environmental Permits” means permits, licenses, approvals, exemptions, registrations, certificates, identification numbers or other authorizations issued pursuant to Environmental Law.

(k) “FIRPTA Certificate” means a certificate executed on behalf of the Company certifying that the Company is not a United States real property holding corporation (as defined in section 897(c)(2) of the Code) in the form and manner that complies with section 1445 of the Code and the Treasury Regulations promulgated thereunder.

(l) “Good Clinical Practices” means with respect to the Company, the then current standards for clinical trials for pharmaceuticals (including all applicable requirements relating to protection of human subjects), as set forth in the FDCA and applicable regulations promulgated thereunder (including, for example, 21 C.F.R. Parts 50, 54, and 56), as amended from time to time, and such standards of good clinical practice (including all applicable requirements relating to protection of human subjects) as are required by other organizations and Governmental Entities in any other countries, including applicable regulations or guidelines from the International Conference on Harmonisation of Technical Requirements for Registration of Pharmaceuticals for Human Use, in which the products of the Company, any Company Subsidiary or any Company Partner are sold or intended to be sold, to the extent such standards are not less stringent than in the United States.

(m) “Good Laboratory Practices” means with respect to the Company, the then current standards for pharmaceutical laboratories, as set forth in the FDCA and applicable regulations and guidances promulgated thereunder, as amended from time to time, and such standards of good laboratory practices as are required by other organizations and Governmental Entities in any other countries, including applicable regulations or guidelines from the International Conference on Harmonisation of Technical Requirements for Registration of Pharmaceuticals for Human Use in which the products of the Company, any Company Subsidiary or any Company Partner are sold or intended to be sold, to the extent such standards are not less stringent than in the United States.

(n) “Good Manufacturing Practices” means (i) with respect to the Company, the then current standards for the manufacture, processing, packaging, testing, transportation, handling and holding of drug products, as set forth in the FDCA and applicable regulations and guidances promulgated thereunder, as amended from time to time, and such standards of good manufacturing practices as are required by other organizations and Governmental Entities in any other countries, including applicable regulations or guidelines from the International Conference on Harmonisation of Technical Requirements for Registration of Pharmaceuticals for Human Use in which the products of the Company, any Company Subsidiary or any Company Partner are sold or intended to be sold, to the extent such standards are not less stringent than in the United States.

(o) “Hazardous Substances” means any chemicals, materials or substances defined as or included in the definition of “hazardous substances”, “hazardous wastes”, “hazardous materials”, “hazardous constituents”, restricted hazardous materials”, “extremely hazardous substances”, “toxic substances”, “contaminants”, “pollutants”, “toxic pollutants”, or words of similar meaning and regulatory effect under any applicable Environmental Law including, without limitation, petroleum and asbestos.

(p) “Hydron Impeding Event” shall mean (1) any change, effect, event, occurrence, state of facts or development which, individually or in the aggregate, the effect of which shall be that an approved prescription pharmaceutical product using the Hydron Technology is voluntarily or involuntarily recalled from the market due to safety or efficacy issues relating to the Hydron Technology or (2) any regulatory occurrence or event that would reasonably be expected to materially and negatively affect future sales of any Product utilizing the Hydron Technology.

(q) “Hydron Technology” shall mean the Company’s hydrogel implant technology for subcutaneous drug delivery (currently known as “Hydron”), and any products incorporating or utilizing such technology.

(r) “IND” means an investigational new drug application filed with the FDA, including all documents, data and other information concerning the applicable drug which are necessary for or filed with such application.

(s) “Intellectual Property” shall mean trademarks, service marks, trade names, brand names, certification marks, designs, logos, slogans, commercial symbols, business name registrations, Internet domain names, trade dress and other similar indications of source or origin and general intangibles of like nature, the goodwill associated with the foregoing and registrations and applications relating to the foregoing in any jurisdiction, including any extension, modification or renewal of any such registration or application; industrial designs, inventions, discoveries, ideas and biological materials, whether patentable or not and whether or not reduced to practice, in any jurisdiction; patents and patent applications (including divisions, continuations, continuations-in-part, reissues and renewals, and applications for any of the foregoing), and any renewals, extensions, supplementary protection certificates or reissues thereof, in any jurisdiction; research and development data (including the results of research into and development of drug or biologic-based products and drug delivery systems), formulae, know-how, proprietary processes, algorithms, models and methodologies, technical information, designs, procedures, laboratory notes, trade secrets and confidential information and rights in any jurisdiction to limit the use or disclosure thereof by any Person; writings and other works of authorship of any type (including the content contained on any Web site), whether copyrightable or not, in any jurisdiction; computer software (whether in source code or object code form), databases, compilations and data; copyright registrations and applications in any jurisdiction, and any renewals or extensions thereof; any other intellectual property or proprietary rights and the right to sue for past infringement, misappropriation, or other violation of any of the foregoing.

(t) “NDA” means a new drug application for a drug filed in accordance with 21 C.F.R. Part 314, and all supplements filed pursuant to the requirements of the FDA, including all documents, data and other information concerning the applicable drug which are necessary for FDA approval to market such drug in the United States.

(u) “Nebido” means the long-acting intramuscular depot injection of testosterone undecanoate currently under development for the treatment of male hypogonadism and that is the subject of the NDA submitted by the Company to the FDA on August 28, 2007.

(v) “Nebido Contingent Cash Consideration Payment” means the right to receive one or more contingent cash consideration payments, subject to the terms and conditions of a contingent cash consideration agreement (the “Nebido Contingent Cash Consideration Agreement”) substantially in the form attached hereto as Exhibit B.

(w) “Octreotide” means the octreotide implant currently under development for the treatment of acromegaly and carcinoid syndrome, which development product the Company acquired through its acquisition of Valera and which is a soft, flexible 6-month hydrogel implant based on the patented HYDRON Polymer Technology that delivers octreotide, a somatostatin analogue.

(x) “Octreotide Contingent Cash Consideration Payment” means the right to receive a contingent cash consideration payment, subject to the terms and conditions of a contingent cash consideration agreement (the “Octreotide Contingent Cash Consideration Agreement”) substantially in the form attached hereto as Exhibit C.

(y) “Per Share Paid Value” shall mean, as of any Valuation Point, the sum of (1) the per Share cash portion of the Merger Consideration and (2) the amount per Share in cash previously paid or to be paid at such Valuation Point in connection with the Contingent Cash Consideration Agreements.

(z) “Product IP” shall mean Company IP relating to any or all of the Products.

(aa) “Products” shall mean all marketed and development products and services of the Company and the Company Subsidiaries, including drugs and medical devices and any services related thereto, and any line extensions, expansions or other modifications thereof, including NEBIDO, Sanctura, Sanctura XR, the Hydron Technology, VANTAS, Supprelin-LA, VP003 (Octreotide implant), VP004 (Naltrexone implant), VP005 (anti-inflammatory polymer solution instillation), VP006 (rapid dissolve Desmopressin), Valrubicin (including the products marketed as VALSTAR and Valtaxin), Delatestryl, PRO 2000, Pagoclone, and any other products and services marketed, sold, manufactured, developed or distributed, including products and services manufactured, developed or distributed by Company Partners, or in clinical or preclinical development, by or for the Company, any Company Subsidiaries or any Company Partner.

(bb) “Regulatory Authorizations” means all approvals, clearances, authorizations, registrations, certifications, licenses and permits granted by any Regulatory Authority, including all INDs and NDAs.

(cc) “Release” means any release, spill, emission, discharge, leaking, pumping, injection, deposit, disposal, dispersal, leaching or migration into the indoor or outdoor environment (including, without limitation, ambient air, surface water, groundwater and surface or subsurface strata) or into or out of any property, including the movement of Hazardous Substances through or in the air, soil, surface water, groundwater or property.

(dd) “Representatives” shall mean the officers, directors, employees, auditors, attorneys, financial advisors, lenders and other agents to each of Parent and the Company.

(ee) “Supprelin” shall mean Supprelin-LA.

(ff) “Valuation Point” shall mean each of (1) the Effective Time, (2) the Approval With Label Milestone Date (as defined in the Nebido Contingent Cash Consideration Agreement), (3) the Approval Without Label Milestone Date (as defined in the Nebido Contingent Cash Consideration Agreement), (4) the Net Sales Milestone Date (as defined in the Nebido Contingent Cash Consideration Agreement) and (5) the Approval Milestone Date (as defined in the Octreotide Contingent Cash Consideration Agreement).

(gg) For purposes of this Agreement, the terms “Associate” and “Affiliate” shall have the same meaning as set forth in Rule 12b-2 promulgated under the Exchange Act, and the term “Person” shall mean any individual, corporation, partnership (general or limited), limited liability company, limited liability partnership, trust, joint venture, joint-stock company, syndicate, association, entity, unincorporated organization or government or any political subdivision, agency or instrumentality thereof.

(hh) For purposes of this Agreement, the phrase “Company Material Adverse Effect” means (1) any change, effect, event, occurrence, state of facts or development which individually or in the aggregate (i) results in any change or effect that is materially adverse to the business, financial condition, properties, assets, liabilities (contingent or otherwise) or results of operations of the Company and its Subsidiaries, taken as a whole, or (ii) prevents or materially impedes, interferes with, hinders or delays the consummation by the Company of the Merger or the other transactions contemplated by this Agreement; provided that none of the following shall be deemed, either alone or in combination, to constitute a Company Material Adverse Effect: (A) any change relating to the economy or securities markets in general, (B) any adverse change, effect, event, occurrence, state of facts or development attributable to conditions affecting the industry in which the Company participates, including any changes to reimbursement rates related to any Products, (C) any failure, in and of itself, by the Company to meet any internal or published projections, forecasts or revenue or earnings predictions for any period ending on or after the date of this Agreement (provided, that the underlying causes of such failure may be considered in determining whether a Company Material Adverse Effect has occurred), (D) the effect of any change in any applicable Law or GAAP or (E) any change, effect, event, occurrence, state of facts or development resulting from any action required pursuant to the terms of this Agreement; except, in the cases of clauses (A), (B) or (D) above, if such change, effect, event, occurrence, state of facts or development disproportionately affects the Company and its Subsidiaries as compared to other participants in the industry in which the Company participates or (2) the occurrence of a Hydron Impeding Event; provided, that any changes, effects and occurrences as a result of either (X) the Company’s receipt of notice from the FDA that additional clinical trials with respect to Octreotide will be required for approval by the FDA of Octreotide or (Y) the publication of the results of the clinical trial relating to PRO 2000 sponsored by the National Institutes of Health, shall not individually or in the aggregate, in and of itself or themselves, constitute a Material Adverse Effect.

(ii) “Parent Material Adverse Effect” means any change, effect, event, occurrence, state of facts or development which individually or in the aggregate prevents or materially impedes, interferes with, hinders or delays the consummation by Parent of the Merger or the other transactions contemplated by this Agreement.

(jj) For purposes of this Agreement, a “Subsidiary” of any Person means another Person, (i) an amount of the voting securities, other voting rights or voting partnership interests of which that is sufficient to elect at least a majority of its board of directors or other governing body is directly or indirectly owned or controlled by such first Person or by any one or more of its Subsidiaries, or by such first Person and one or more of its Subsidiaries (or, if there are no such voting interests, 50% or more of the equity interests of which is owned directly or indirectly by such first Person) or (ii) of which such first Person or any other Subsidiary of such first Person is a general partner (excluding partnerships, the general partnership interests of which held by such first Person and any Subsidiary of such first Person do not have a majority of the voting interests in such partnership).

(kk) For purposes of this Agreement, the phrases “to the knowledge of the Company,” “known to Company,” and similar formulations shall mean the actual current knowledge, after reasonable investigation, of the people set forth in Section 9.14(kk) of the Company Disclosure Letter.

(ll) For purposes of this Agreement, the phrases “to the knowledge of Parent”, “known to Parent”, and similar formulations shall mean the actual current knowledge, after reasonable investigation, of the people set forth in Section 9.14(ll) of the Company Disclosure Letter.

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IN WITNESS WHEREOF, Endo Pharmaceuticals Holdings Inc., BTB Purchaser Inc. and Indevus Pharmaceuticals, Inc. have each caused this Agreement to be executed as of the date first written above by their respective officers thereunto duly authorized.

ENDO PHARMACEUTICALS HOLDINGS INC.

By:
Name:
Title:

BTB PURCHASER INC.

By:
Name:
Title:

INDEVUS PHARMACEUTICALS, INC.

By:
Name:
Title:

EXHIBIT A

CONDITIONS OF THE OFFER

Notwithstanding any other provisions of the Offer, Merger Sub shall not be required to, and Parent shall not be required to cause Merger Sub to, accept for payment or, subject to any applicable rules and regulations of the SEC, including Rule 14e-1(c) under the Exchange Act, pay for any tendered shares of Company Common Stock unless:

(i)	there shall have been validly tendered and not validly withdrawn prior to the expiration date for the Offer (as it may have been extended or re-extended pursuant to the Agreement, the “Expiration Date”) that number of shares of Company Common Stock which, when added to the shares of Company Common Stock already owned by Parent and its Subsidiaries, represents at least a majority of the total number of outstanding shares of Company Common Stock on a “fully diluted basis” (which assumes conversion or exercise of all derivative securities regardless of the conversion or exercise price, the vesting schedule or other terms and conditions thereof) on the Expiration Date (the “Minimum Tender Condition”),

(ii)	Any waiting period (and any extension thereof) applicable to the consummation of the Offer under the HSR Act and any other applicable foreign antitrust, competition or similar Law shall have expired or been terminated;

(iii)	No applicable Law and no permanent injunction or other judgment, order or decree entered, enacted, promulgated, enforced or issued by any court or other Governmental Entity of competent jurisdiction in the United States or any material foreign jurisdiction shall be and remain in effect which has the effect of prohibiting the consummation of the Offer, the Merger or the other transactions contemplated by the Agreement

(iv)	There shall not be existing any temporary restraining order, preliminary injunction, pending or threatened any suit, action or proceeding by any Governmental Entity which challenges or seeks to enjoin the Offer Closing, the Merger or the other transactions contemplated by the Agreement;

(v)

(A) The representations and warranties of the Company contained in the Agreement and in any certificate or other writing delivered by the Company pursuant thereto that are qualified by materiality or Company Material Adverse Effect shall be true and correct in all respects both as of the date of the Agreement and as of the Offer Closing Date as though made on and as of the Offer Closing Date (except to the extent such representations and warranties expressly relate to an earlier date, in which case such representations and warranties shall be true and correct in all respects on and as of such earlier date) and (B) the representations and warranties of the Company in the Agreement and in any certificate or other writing delivered by the Company pursuant thereto that are not so qualified shall be

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true and correct in all material respects both as of the date of the Agreement and as of the Offer Closing Date as though made on and as of the Offer Closing Date (except to the extent such representations and warranties expressly relate to an earlier date, in which case such representations and warranties shall be true and correct in all material respects on and as of such earlier date);

(vi)	The Company shall have performed in all material respects all obligations required to be performed by it under the Agreement at or prior to the Offer Closing Date;

(vii)	The Company shall have delivered to Parent a certificate, signed by the chief executive officer and chief financial officer of the Company, to the effect that each of the conditions specified in (vi) and (vii) above is satisfied;

(viii)	The Company shall have delivered a duly executed FIRPTA Certificate;

(ix)	There shall not be pending any suit, action or proceeding by any Governmental Entity seeking to prohibit or impose any material limitations on Parent’s ownership of the Company or the operation of all or a material portion of Parent’s or the Company’s businesses or assets (whether held directly or through Subsidiaries), or to compel Parent or the Company or any of their respective Subsidiaries to dispose of or hold separate any material portion of the business or assets of Parent or the Company (whether held directly or through Subsidiaries);

(x)	Since the date of the Agreement there shall not have been any occurrence, event, change, effect or development that, individually or in the aggregate, has had or is reasonably expected to have a Company Material Adverse Effect; and

(xi)	the Company and Parent shall not have reached an agreement that the Offer or the Agreement be terminated, and the Agreement shall not have been terminated in accordance with its terms.

The foregoing conditions shall be in addition to, and not a limitation of, the rights of Parent and Merger Sub to extend, terminate and/or modify the Offer pursuant to the terms of the Agreement.

The foregoing conditions are for the benefit of Parent and Merger Sub, may be asserted by Parent or Merger Sub regardless of the circumstances giving rise to any such conditions and may be waived by Parent or Merger Sub in whole or in part at any time and from time to time in their sole discretion (except for the Minimum Tender Condition), in each case, subject to the terms of the Agreement and the applicable rules and regulations of the SEC. The failure by Parent or Merger Sub at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right and each such right shall be deemed an ongoing right which may be asserted at any time and from time to time.

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